UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 11 November 2003 – 17 February 2004

TELECOM CORPORATION OF

NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington, New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Second Quarter Results to 31 December 2003

1.1	Condensed Financial Statements

1.2	Management Commentary

1.3	Media Release - Telecom Half Year Earnings Increase

1.4	Appendix 1 plus Annexure One

1.5	Appendix 7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the six months ended 31 December 2003 (Unaudited)

		Six months ended 31 December		Year ended 30 June 2003 NZ$
(Dollars in millions, except per share amounts)	notes	2003 NZ$	2002 NZ$
Operating revenues
Local service		563	553	1,110
Calling	2	733	812	1,542
Interconnection		97	75	154
Cellular and other mobile services		410	401	796
Data, Internet and solutions	2	488	449	923
Other operating revenues	2	354	315	666
Abnormal revenues	3	28	—	—

		2,673	2,605	5,191

Operating expenses
Labour		292	285	548
Cost of sales		752	759	1,442
Other operating expenses		485	473	885

		1,529	1,517	2,875

Earnings before interest, taxation, depreciation and amortisation		1,144	1,088	2,316
Depreciation and amortisation	4	411	407	820

Earnings before interest and taxation		733	681	1,496
Interest income		7	5	14
Interest expense		(185)	(208)	(407)

Earnings before income tax		555	478	1,103
Income tax expense		(189)	(175)	(391)

Earnings after income tax		366	303	712
Minority interests in profit of subsidiaries		(1)	(2)	(3)

Net earnings attributable to shareholders		365	301	709

Net earnings per share		$0.191	$0.160	$0.376

Weighted average number of ordinary shares outstanding (in millions)		1,914	1,878	1,887

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the six months ended 31 December 2003 (Unaudited)

		Six months ended 31 December		Year ended 30 June 2003 NZ$
(Dollars in millions)	note	2003 NZ$	2002 NZ$
Equity at the beginning of the period		1,767	1,328	1,328

Total recognised revenues and expenses
Net earnings attributable to shareholders		365	301	709
Minority interests in profits of subsidiaries		1	—	3
Movement in foreign currency translation reserve		(41)	(63)	(40)

		325	238	672
Contributions from owners
Capital contributed		89	67	146
Movement in deferred compensation		—	—	1

		89	67	147
Distribution to owners
Dividends:
Parent	5	(218)	(212)	(428)
Minority interest		(2)	—	(2)
Tax credit on supplementary dividends		26	25	52
Buy-out of minority interest		—	—	(2)

		(194)	(187)	(380)

Equity at the end of the period		1,987	1,446	1,767

Represented by:
Contributed capital		1,797	1,629	1,708
Foreign currency translation reserve		(284)	(266)	(243)
Minority interests		1	3	2
Retained earnings		472	80	299
Deferred compensation		1	—	1

Equity at the end of the period		1,987	1,446	1,767

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 31 December 2003 (Unaudited)

	31 December		30 June 2003 NZ$
(Dollars in millions)	2003 NZ$	2002 NZ$
ASSETS
Current assets:
Cash	196	114	120
Short-term investments	344	55	64
Receivables and prepayments	907	1,037	929
Inventories	62	43	42

Total current assets	1,509	1,249	1,155
Long-term investments	802	975	947
Intangibles	984	988	1,018
Fixed assets	4,470	4,612	4,635

Total non-current assets	6,256	6,575	6,600

Total assets	7,765	7,824	7,755

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	995	1,102	983
Debt due within one year	449	859	546

Total current liabilities	1,444	1,961	1,529
Deferred taxation	127	89	127
Long-term debt	4,207	4,328	4,332

Total non-current liabilities	4,334	4,417	4,459

Total liabilities	5,778	6,378	5,988

Equity:
Shareholders’ funds	1,986	1,443	1,765
Minority interests	1	3	2

Total equity	1,987	1,446	1,767

Total liabilities and equity	7,765	7,824	7,755

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the six months ended 31 December 2003 (Unaudited)

		Six months ended 31 December		Year ended 30 June 2003 NZ$
(Dollars in millions)	note	2003 NZ$	2002 NZ$
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers		2,657	2,658	5,251
Interest income		7	4	11
Dividend income		2	2	3
Payments to suppliers and employees		(1,515)	(1,559)	(2,973)
Payments from provisions		—	(5)	(5)
Income tax paid		(124)	(102)	(307)
Interest paid on debt		(199)	(222)	(414)

Net cash flows from operating activities	6	828	776	1,566

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of fixed assets		3	12	31
(Purchase)/sale of short-term investments, net		(277)	170	162
Purchase of long-term investments		(3)	(172)	(175)
Sale of long-term investments		157	50	54
Purchase of fixed assets		(269)	(284)	(607)
Capitalised interest paid		(4)	(2)	(5)

Net cash flows applied to investing activities		(393)	(226)	(540)

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		—	1	348
Repayment of long-term debt		(210)	(240)	(593)
Repayment of short-term debt, net		(15)	(129)	(457)
Capital contributed		3	—	—
Dividends paid		(137)	(150)	(286)

Net cash flows applied to financing activities		(359)	(518)	(988)

Net cash flow		76	32	38
Opening cash position		120	82	82

Closing cash position		196	114	120

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1	FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with Financial Reporting Standard (“FRS”) No.24: “Interim Financial Statements”, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2003.

The financial statements for the six months ended 31 December 2003 are unaudited. The financial information for the year ended 30 June 2003 has been extracted from the audited financial statements of Telecom for that year.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

There have been no changes in accounting policies in the six months ended 31 December 2003. The accounting policies used in the preparation of the financial statements for the six months ended 31 December 2003 are consistent with those used in the preparation of the published financial statements for the six months ended 31 December 2002 and the year ended 30 June 2003.

Reclassifications

Certain reclassifications of prior periods’ information have been made to conform to current period classifications.

NOTE 2	REVENUE

	Six months ended 31 December		Year ended 30 June 2003 NZ$
(Dollars in millions)	2003 NZ$	2002 NZ$
Calling
National	533	560	1,090
International	183	226	401
Other	17	26	51

	733	812	1,542

Data, Internet and solutions
Data	353	328	670
Internet	113	110	219
Solutions	22	11	34

	488	449	923

Other operating revenues
Resale	153	147	278
Directories	101	93	207
Equipment	36	36	69
Miscellaneous other	62	37	109
Dividends from other investments	2	2	3

	354	315	666

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3	ABNORMAL REVENUES

In October 2003, Telecom sold all its shares in Sky Network Television Limited (Sky) to Independent Newspapers Limited (INL). Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL. Telecom realised a gain of $28 million on the sale of its stake in Sky.

NOTE 4	DEPRECIATION AND AMORTISATION

	Six months ended 31 December		Year ended 30 June 2003 NZ$
(Dollars in millions)	2003 NZ$	2002 NZ$
Depreciation	377	374	754
Amortisation	34	33	66

	411	407	820

NOTE 5	DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the six months ended 31 December 2003, 16,302,184 shares with a total value of $80 million were issued in lieu of a cash dividend (six months ended 31 December 2002: 13,737,920 shares with a total value of $64 million, year ended 30 June 2003: 31,673,764 shares with a total value of $145 million).

NOTE 6	RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Six months ended 31 December		Year ended 30 June 2003 NZ$
(Dollars in millions)	2003 NZ$	2002 NZ$
Net earnings attributable to shareholders	365	301	709
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	411	407	820
Bad and doubtful accounts	25	25	56
Deferred income tax	12	17	56
Minority interests in profit of subsidiaries	1	2	3
Other	(26)	42	—
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease in accounts receivable and related items	5	10	133
Increase in inventories	(20)	(9)	(6)
Increase in current taxation	53	61	29
Decrease in provisions	—	(5)	(5)
Decrease in accounts payable and related items	2	(75)	(229)

Net cash flows from operating activities	828	776	1,566

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 7	COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 December 2003, minimum rental commitments for all non-cancellable operating leases were $227 million (31 December 2002: $224 million; 30 June 2003: $208 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 31 December 2003, there were no outstanding lease commitments (31 December 2002: $1million; 30 June 2003: Nil).

Capital Commitments

At 31 December 2003, capital expenditure amounting to $87 million (31 December 2002: $78 million; 30 June 2003: $57 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network (“Southern Cross”), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has further commitments to acquire Southern Cross capacity of US$35 million, of which US$23 million is due in the year ended 30 June 2004 and US$12 million in the year ended 30 June 2005 (Total commitments at 31 December 2002: US$71 million; 30 June 2003: $39 million).

NOTE 8	CONTINGENCIES

Contingent Assets

Telecommunications Service Obligation Receivable

In accordance with the Telecommunications Act 2001 (“the Act”) Telecom’s costs of meeting the Telecommunications Service Obligation (“TSO”) are to be shared between industry participants.

Telecom has been entitled to receive from other industry participants a contribution towards the TSO costs since 20 December 2001.

At 31 December 2002, the amount that Telecom would receive as a contribution to its TSO costs was uncertain, as it was yet to be determined by the Commerce Commission through the process specified in the Act. Accordingly, no receivable was recognised in the Statement of Financial Position at 31 December 2002.

A draft determination has since been provided by the Commerce Commission. Accordingly, at 31 December 2003 Telecom has recognised a receivable of $33 million based on the draft determination. This covers the period since 20 December 2001. At 30 June 2003, a receivable of $22 million had been accrued.

Contingent Liabilities

Lawsuits and Other Claims

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8	CONTINGENCIES (continued)

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$1 million as at 31 December 2003 (31 December 2002: A$4 million; 30 June 2003: A$1 million).

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility Telecom has provided contingent credit support for up to US$103 million in favour of the senior bank syndicate. The contingent credit support exposure will reduce as further market sales are made by Southern Cross and applied towards the repayment of its senior debt.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 9	SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 4 February 2004, the Board of Directors approved the payment of a second quarter dividend of $96 million, representing 5 cents per share. In addition, a supplementary dividend totalling $13 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 10	QUARTERLY FINANCIAL INFORMATION

	Operating revenues	Abnormal expenses	EBITDA*	Earnings before interest and tax	Net earnings attributable to shareholders	Net earnings per share
(Dollars in millions, except per share amounts)	$	$	$	$	$	$
Quarter ended:
30 September 2003	1,321	—	554	345	162	0.085
31 December 2003	1,352	—	590	388	203	0.106

	2,673	—	1,144	733	365	0.191

Quarter ended:
30 September 2002	1,306	—	541	340	146	0.078
31 December 2002	1,299	—	547	341	155	0.083
31 March 2003	1,292	—	610	407	197	0.104
30 June 2003	1,294	—	618	408	211	0.111

Year ended 30 June 2003	5,191	—	2,316	1,496	709	0.376

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

9

MANAGEMENT COMMENTARY

5 February 2004

Results for the half year ended 31 December 2003

Note: Other than the analysis of Australian Consumer and Australian Business results, which are presented in Australian dollars, all monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported net earnings of $365 million for the half year ended 31 December 2003 (“HY 2003-04”) compared to $301 million for the half year ended 31 December 2002 (“HY 2002-03”). Reported net earnings for the quarter ended 31 December 2003 (“Q2 2003-04”) were $203 million compared to $155 million for the quarter ended 31 December 2002 (“Q2 2002-03”).

Reported results are summarised in the table below.

	Half year ended 31 December			Quarter ended 31 December
Telecom Group Reported Earnings	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Operating revenues	2,645	2,605	1.5	1,324	1,299	1.9
Abnormal revenue	28	—	NM	28	—	NM
Operating expenses	(1,529)	(1,517)	0.8	(762)	(752)	1.3

EBITDA*	1,144	1,088	5.1	590	547	7.9
Depreciation and amortisation	(411)	(407)	1.0	(202)	(206)	(1.9)

Earnings before interest and tax	733	681	7.6	388	341	13.8
Net interest expense	(178)	(203)	(12.3)	(87)	(100)	(13.0)

Earnings before tax	555	478	16.1	301	241	24.9
Tax expense	(189)	(175)	8.0	(97)	(84)	15.5
Minority interest	(1)	(2)	(50.0)	(1)	(2)	(50.0)

Net earnings	365	301	21.3	203	155	31.0

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Reported net earnings for HY 2003-04 represented earnings per share (“EPS”) of 19.1 cents, compared to 16.0 cents per share for HY 2002-03.

Reported net earnings include a gain on the sale of Telecom’s investment in Sky Network Television Limited of $28 million. Excluding this abnormal item, adjusted net earnings increased by $36 million (12.0%) for HY 2003-04 and $20 million (12.9%) for Q2 2003-04. Details of this adjustment are summarised below.

	Half year ended 31 December			Quarter ended 31 December
Telecom Group	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Reported net earnings	365	301	21.3	203	155	31.0
Less abnormal revenue:
Gain on sale of Sky	(28)	—	NM	(28)	—	NM

Adjusted net earnings	337	301	12.0	175	155	12.9

NM = Not a Meaningful Comparison

Telecom’s adjusted earnings are summarised below:

	Half year ended 31 December			Quarter ended 31 December
Telecom Group Adjusted Earnings	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Operating revenues	2,645	2,605	1.5	1,324	1,299	1.9
Operating expenses	(1,529)	(1,517)	0.8	(762)	(752)	1.3

EBITDA*	1,116	1,088	2.6	562	547	2.7
Depreciation and amortisation	(411)	(407)	1.0	(202)	(206)	(1.9)

Earnings before interest and tax	705	681	3.5	360	341	5.6
Net interest expense	(178)	(203)	(12.3)	(87)	(100)	(13.0)

Earnings before tax	527	478	10.3	273	241	13.3
Tax expense	(189)	(175)	8.0	(97)	(84)	15.5
Minority interest	(1)	(2)	(50.0)	(1)	(2)	(50.0)

Adjusted net earnings	337	301	12.0	175	155	12.9

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

Earnings growth reflected revenue growth and lower net interest expense, while operating expenses increased slightly.

The Group recorded growth in adjusted operating revenues of $40 million (1.5%) for HY 2003-04 and $25 million (1.9%) for Q2 2003-04, with revenue growth in New Zealand operations being partly offset by reduced revenue from Australian operations.

The decrease in net interest is the result of lower debt levels, as operating cash flows have been utilised to repay debt.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

	Half year ended 31 December			Quarter ended 31 December
Telecom Group Result	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Operating Revenues
Local Service	563	553	1.8	280	278	0.7
Calling	733	812	(9.7)	365	401	(9.0)
Interconnection	97	75	29.3	49	39	25.6
Cellular and other mobile	410	401	2.2	208	205	1.5
Data, internet and solutions	488	449	8.7	246	227	8.4
Other operating revenue	354	315	12.4	176	149	18.1
Abnormal revenue	28	—	NM	28	—	NM

	2,673	2,605	2.6	1,352	1,299	4.1
Operating expenses
Labour	292	285	2.5	147	139	5.8
Cost of sales	752	759	(0.9)	375	375	—
Other operating expenses	485	473	2.5	240	238	0.8

	1,529	1,517	0.8	762	752	1.3
EBITDA*	1,144	1,088	5.1	590	547	7.9
Depreciation and amortisation	411	407	1.0	202	206	(1.9)

Earnings before interest and tax	733	681	7.6	388	341	13.8
Net interest expense	178	203	(12.3)	87	100	(13.0)
Income tax expense	189	175	8.0	97	84	15.5
Minority interest	1	2	(50.0)	1	2	(50.0)

Net earnings	365	301	21.3	203	155	31.0

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Total operating revenue of $2,673 million for HY 2003-04 is $68 million (2.6%) higher than in the prior period due to growth across most revenue categories and the gain on sale of Sky of $28 million, partly offset by a decline in calling revenue. Operating expenses increased by 0.8% for HY 2003-04 resulting in growth in EBITDA of $56 million (5.1%) for HY 2003-04.

Net interest expense decreased by $25 million (12.3%) for HY 2003-04 and $13 million (13.0%) for Q2 2003-04 due to lower debt levels, as operating cash flows have been utilised to reduce debt. Net debt decreased by $902 million between 31 December 2002 and 31 December 2003 with $303 million of this decrease occurring in Q2 2003-04.

The combined effect of the increase in EBITDA, including the gain on sale of Sky and reduction in net interest, was an increase in reported net earnings of $64 million (21.3%) for HY 2003-04 and $48 million (31.0%) for Q2 2003-04.

OVERVIEW OF SEGMENTAL RESULTS

In the current financial year, Telecom has changed the way in which it reports its financial results to reflect changes in the way the New Zealand operations are managed. Whereas previously there was a focus on business segments, NZ Operations are now run as an integrated business.

As a result of the focus on integration, the extent of internal transactions has been considerably reduced. Accordingly, revenues and expenses are now reported on an external basis, with internal revenues and expenses aggregated on to separate lines. Australian operations have to date remained focused on separate business and consumer customer segmentation and reporting remains on this basis with shared costs of integrated back office functions allocated between the two segments. Results are therefore now reported for these operating segments, NZ Operations, Australian Consumer and Australian Business (the latter two segments together comprise Australian Operations).

Telecom measures and evaluates the reporting segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom’s earnings from operations excluding abnormal items for the six months ended 31 December 2003 were $705 million, compared to $681 million for the previous comparable period. The table that follows details revenues, expenses and earnings from operations by reporting segment.

Summary of Segment Results

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
NZ Operations
Operating revenues	1,931	1,875	3.0	966	939	2.9
Operating expenses*	(1,146)	(1,119)	2.4	(573)	(565)	1.4

Earnings from operations	785	756	3.8	393	374	5.1
Australian Operations
Operating revenues	752	769	(2.2)	378	378	—
Operating expenses*	(755)	(769)	(1.8)	(372)	(378)	(1.6)

Earnings from operations	(3)	—	NM	6	—	NM
Corporate and Other
Operating revenues	4	3	NM	2	3	NM
Operating expenses*	(81)	(78)	3.8	(41)	(36)	13.9

Earnings from operations	(77)	(75)	2.7	(39)	(33)	18.2
Eliminations #
Operating revenues	(42)	(42)	—	(22)	(21)	4.8
Operating expenses	42	42	—	22	21	4.8

Earnings from operations	—	—	—	—	—	—
Telecom Group
Operating revenues	2,645	2,605	1.5	1,324	1,299	1.9
Operating expenses*	(1,940)	(1,924)	0.8	(964)	(958)	0.6

Earnings from operations	705	681	3.5	360	341	5.6

*	Includes depreciation and amortisation

#	Eliminations remove the impact of internal transactions

NM = Not a Meaningful Comparison

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	828	776	6.7	348	318	9.4
Investing activities	(393)	(226)	73.9	(152)	(124)	22.6
Financing activities	(359)	(518)	(30.7)	(95)	(224)	(57.6)

Net cash flow	76	32	137.5	101	(30)	(436.7)

Net cash flows from operating activities were $828 million for HY 2003-04, an increase of $52 million from the prior period. This primarily resulted from decreased cash payments to suppliers and employees and lower interest payments compared to the prior period.

The net cash outflow for investing activities increased by $167 million (73.9%) for HY 2003-04 compared to the corresponding prior period. The increased outflows mainly reflects the utilisation of surplus cash for the purchase of short-term investments in the HY 2003-04 compared to the sale of short-term investments in the prior period, partly offset by the sale of the Sky investment in Q2 2003-04.

The net cash outflow for financing activities was $359 million for HY 2003-04, a decrease of 30.7% compared to the prior period. The decrease in financing cash outflows was primarily due to lower repayment of debt (with surplus funds instead used to acquire short-term investments), and a lower cash dividend being paid as an increased proportion of shareholders elected dividends in the form of shares under the dividend reinvestment plan.

Net debt has decreased by $902 million from $5,018 million at 31 December 2002 to $4,116 million at 31 December 2003. Further discussion of group cash flows is provided on page 32.

DIVIDENDS

Telecom will pay a fully imputed second quarter dividend of 5.0 cents per ordinary share in March 2004. The dividend for the quarter ended 31 December 2002 was also 5.0 cents per ordinary share.

First Quarter Dividends
Ordinary Shares	5.0 cents
American Depositary Shares	*US 26.18 cents
Supplementary dividend (to non-resident shareholders)
Per ordinary share	0.88 cents
Per American Depositary Share	*US 4.62 cents
“Ex” dividend dates
New Zealand Stock Exchange	1 March 2004
Australian Stock Exchange	23 February 2004
New York Stock Exchange	24 February 2004
Books closing dates
New Zealand, Australian Stock Exchanges	27 February 2004
New York Stock Exchange	26 February 2004
Payment dates
New Zealand, Australia	12 March 2004
New York	19 March 2004

*	Based on an exchange rate at 31 December 2003 of NZ$1.00 to US$0.6544

Revised Dividend Policy

Telecom’s current dividend policy is to target a dividend pay-out ratio of around 50% of net earnings. In accordance with this policy, a dividend of 5.0 cents per share has been declared for Q2 2003-04.

During the second quarter of the 2003-04 financial year Telecom achieved its targeted financial ratios and as a result the Board has reviewed the dividend policy for the Company.

Subject to the risks associated with Telecom’s financial performance, macro-economic conditions and maintenance of the “A” credit rating, Telecom has adopted the following:

•	A new dividend policy commencing from Q1 2004-05. The policy will be to pay dividends representing approximately 70% of Net Profit after Tax, after adding back amortisation and abnormal non-cash items.

•	For Q3 and Q4 2003-04, Telecom intends to pay a dividend of 7.5 cents per share in anticipation of the new dividend policy. The current intention is to maintain this level for the first three quarters of the 2004-05 financial year with the fourth quarter payment reflecting the targeted 70% pay-out ratio.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan will be retained. Shares issued in respect of the dividend for Q2 2003-04 will be at a discount of 3% to the prevailing market price. Thereafter, no discount will apply and the price set for shares issued under the plan will be at the prevailing market price.

Long-Term Capital Management

Telecom will continue to focus on a shareholder distribution policy that is consistent with an efficient capital structure and the maintenance of a strong “A” credit rating. Telecom believes that the “A” rating currently provides a level of financial flexibility that is appropriate given the various risks and opportunities facing the business.

Subject to the risks associated with Telecom’s financial performance, macro-economic conditions and maintenance of the “A” credit rating, Telecom recognises that there is a reasonable likelihood that net debt will continue to decline and that there may be potential scope for further increases in dividend pay-out over time. It may also be appropriate over time to consider alternative capital management techniques to address any build up of surplus cash.

Should any investment opportunity arise that requires significant additional funding, Telecom would look to the capital markets to raise the appropriate amount of equity to comfortably maintain an “A” rating going forward.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT and communications solutions and directories publishing.

The results for NZ Operations are set out in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Operating revenues
Local Service	538	526	2.3	268	264	1.5
Calling	493	551	(10.5)	245	274	(10.6)
Interconnection	69	54	27.8	37	28	32.1
Cellular and other mobile	299	286	4.5	152	147	3.4
Data, internet and solutions	339	294	15.3	170	149	14.1
Directories	101	93	8.6	46	40	15.0
Other operating revenue	62	42	47.6	33	20	65.0
Internal revenue	30	29	3.4	15	17	(11.8)

	1,931	1,875	3.0	966	939	2.9
Operations and support expenses
Labour	186	175	6.3	96	86	11.6
Cost of sales	323	298	8.4	164	151	8.6
Other operating expenses	330	331	(0.3)	165	167	(1.2)
Internal expenses	9	18	(50.0)	4	10	(60.0)

	848	822	3.2	429	414	3.6
EBITDA	1,083	1,053	2.8	537	525	2.3
Depreciation and amortisation	298	297	0.3	144	151	(4.6)

Earnings from operations	785	756	3.8	393	374	5.1

Earnings from operations increased by $29 million (3.8%) for HY 2003-04 and $19 million (5.1%) for Q2 2003-04 compared to the corresponding periods in the prior year. Operating revenues increased by $56 million (3.0%) for HY 2003-04 and $27 million (2.9%) for Q2 2003-04. These increases were driven by growth across most revenue categories partly offset by lower calling revenue (the result of decreased international revenue coupled with the impact of substitution and other factors reducing national calling revenue). Growth in data, internet and solutions revenue resulted from the continued uptake of Jetstream (Telecom’s ADSL service), growth in internet customer numbers and take-up of value added services. Increased text messaging volumes resulted in gains in both interconnection and cellular revenue, while cellular revenue growth also resulted from higher handset sales revenue. Higher other operating revenue reflects Telecommunications Service Obligation (TSO) revenue and miscellaneous other revenue.

NZ OPERATIONS

Operations and support expenses increased by $26 million (3.2%) for HY 2003-04 and $15 million (3.6%) for Q2 2003-04 compared with the corresponding periods in the prior year. Labour cost growth was largely due to a combination of increased resources in key strategic and customer-facing areas and salary increases. Cost of sales growth was principally due to growth in mobile cost of sales driven by higher text volumes and growth in the volume of handset sales, partly offset by lower international outpayment cost. Depreciation expense was stable for HY 2003-04 with $8 million higher depreciation in Q1 2003-04 due to accelerated depreciation on international cables being offset by $8 million lower depreciation in Q2 2003-04 largely due to accelerated depreciation on a redundant wireless data platform in Q2 2002-03.

Further analysis of the NZ Operations result follows.

Local Service Revenue

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change %	2003	2002	Change %
Business & residential access
Revenue ($m)	449	435	3.2	224	219	2.3
Access lines
Residential (000s)	1,415	1,402	0.9
Business (000s)	304	305	(0.3)
Centrex lines (000s)	73	76	(3.9)

Non-chargeable local calls
Call minutes (m)	13,927	12,998	7.1	6,801	6,567	3.6

Local calls*
Revenue ($m)	52	56	(7.1)	25	27	(7.4)
Call minutes (m)	1,554	1,586	(2.0)	753	779	(3.3)

Smartphone, messaging and call track
Revenue ($m)	37	35	5.7	19	18	5.6

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

Local service revenue has increased by $12 million (2.3%) for HY 2003-04 and $4 million (1.5%) for Q2 2003-04 compared to the corresponding periods in the prior year. The increase is substantially due to business and residential access revenue which increased 3.2% for the half year and 2.3% for the quarter. This increase is principally a result of changes in service pricing and growth in residential access lines. Telecom increased standard monthly line rentals for residential customers effective from 1 February 2003.

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Calling revenue
National	328	347	(5.5)	162	174	(6.9)
International	140	180	(22.2)	69	87	(20.7)
Other	25	24	4.2	14	13	7.7

	493	551	(10.5)	245	274	(10.6)

National Calling Revenue

Total national calling revenue (including national calls, calls to cellular networks, and national 0800) decreased by $19 million (5.5%) for HY 2003-04 and $12 million (6.9%) for Q2 2003-04 compared to the corresponding periods in the prior year. Revenue from national calls decreased by 7.5% for HY 2003-04 and 10.4% for Q2 2003-04 reflecting lower call minutes and average prices. The decrease in call minutes is partly due to e-mail, internet and mobile substitution (including text messaging) from traditional voice calling, as well as the impact of competition which has also reduced average prices.

Revenue from calls to cellular networks remained stable for both the half year and the quarter with increased call minutes offset by a lower average price. National 0800 revenue decreased in line with lower call minutes and average prices. Toll free number portability was implemented on 15 December 2002. This enables customers to transfer toll free numbers between service providers.

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change%	2003	2002	Change%
National calls
Revenue ($m)	124	134	(7.5)	60	67	(10.4)
Call minutes (m)	1,057	1,101	(4.0)	535	554	(3.4)
Average price (cents)	11.7	12.2	(4.1)	11.2	12.1	(7.4)

Calls to cellular networks
Revenue ($m)	147	148	(0.7)	74	75	(1.3)
Call minutes (m)	340	328	3.7	173	166	4.2
Average price (cents)	43.2	45.1	(4.2)	42.8	45.2	(5.3)

National 0800
Revenue ($m)	51	60	(15.0)	25	30	(16.7)
Call minutes (m)	332	370	(10.3)	160	180	(11.1)
Average price (cents)	15.4	16.2	(4.9)	15.6	16.7	(6.6)

Operator services
Revenue ($m)	6	5	20.0	3	2	50.0

NZ OPERATIONS

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originate on other carriers’ networks; and transit calling revenue, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers’ networks.

The breakdown of international calling revenue is shown in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
International calling revenue
International outward	80	89	(10.1)	40	45	(11.1)
International inward	39	60	(35.0)	19	28	(32.1)
International transits	21	31	(32.3)	10	14	(28.6)

	140	180	(22.2)	69	87	(20.7)

International calling revenue has decreased by $40 million (22.2%) for HY 2003-04 and $18 million (20.7%) for Q2 2003-04 compared to the corresponding periods in the prior year. An analysis of volumes, price and margin is shown below.

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change%	2003	2002	Change%
Outwards calls
Revenue ($m)	80	89	(10.1)	40	45	(11.1)
Call minutes (m)	297	290	2.4	159	147	8.2
Average price (cents)	26.9	30.7	(12.4)	25.2	30.6	(17.6)

Inwards calls
Revenue ($m)	39	60	(35.0)	19	28	(32.1)
Call minutes (m)	451	468	(3.6)	226	251	(10.0)
Average price (cents)	8.6	12.8	(32.8)	8.4	11.2	(25.0)

Transit call margin
Revenue ($m)	21	31	(32.3)	10	14	(28.6)
Call minutes (m)	749	717	4.5	363	352	3.1
Average price (cents)	2.8	4.3	(34.9)	2.8	4.0	(30.0)

International calling margin	$m	$m	%	$m	$m	%
Outwards revenue	80	89	(10.1)	40	45	(11.1)
Inwards revenue	39	60	(35.0)	19	28	(32.1)
Outpayment and interconnect	(66)	(84)	(21.4)	(33)	(39)	(15.4)

International margin before transits	53	65	(18.5)	26	34	(23.5)
Transit margin	21	31	(32.3)	10	14	(28.6)

Total International calling margin	74	96	(22.9)	36	48	(25.0)

NZ OPERATIONS

Outwards calling revenue decreased by 10.1% for HY 2003-04 and 11.1% for Q2 2003-04 due to lower average prices, reflecting a combination of competitive pressure and product substitution, partially offset by increased calling volumes. Inwards calling revenue decreased by 35.0% for HY 2003-04 and 32.1% for Q2 2003-04, driven by lower inwards calling minutes and lower average price. The decrease in average price was due to re-negotiated agreements for the reciprocal transfer of minutes with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment costs.

The International calling results were also impacted by a strengthening New Zealand dollar. A significant portion of inwards calling and transit revenues and outpayment and interconnect expenses are denominated in US dollars. The average NZD:USD exchange rate for HY 2003-04 was approximately 25.1% higher than the average rate for HY 2002-03. This has led to lower revenues and expenses in the current period compared to the previous period.

The net external margin from transit traffic decreased by 32.3% for HY 2003-04 and 28.6% for Q2 2003-04 largely due to a reduction in external transit traffic terminated by AAPT, with lower transit revenues offset by a corresponding reduction in internal costs. The fall in price per minute is partly a function of changes in the mix of call destinations, as well as appreciation in the NZD:USD exchange rate.

Total international calling margin decreased 22.9% for HY 2003-04 and 25.0% for Q2 2003-04.

Interconnection Revenue

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Interconnection
PSTN interconnection	35	32	9.4	18	15	20.0
Cellular interconnection	34	22	54.5	19	13	46.2

Total	69	54	27.8	37	28	32.1

Interconnection revenue increased by 27.8% for HY 2003-04 and 32.1% for Q2 2003-04 compared to the corresponding periods in the prior year. The increase is principally due to mobile interconnection revenue reflecting growth in text messaging activity-refer to the “Cellular and Other Mobile” section below.

Cellular and Other Mobile

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Cellular and other mobile revenue
Cellular revenue	243	244	(0.4)	123	124	(0.8)
Mobile data	21	12	75.0	11	6	83.3
Other mobile	35	30	16.7	18	17	5.9

Total cellular and other mobile	299	286	4.5	152	147	3.4

Total cellular and other mobile revenue increased by $13 million (4.5%) for HY 2003-04 and $5 million (3.4%) for Q2 2003-04 compared to the corresponding periods in the prior year. This increase was due to growth in mobile data and other mobile revenue. Cellular and other mobile revenue excludes any revenue from terminating calls and text messaging from competitors mobile networks, which is included in interconnection revenue.

NZ OPERATIONS

Mobile data revenue grew by 75.0% for HY 2003-04 and 83.3% for Q2 2003-04 principally driven by growth in text messaging volumes. Other mobile revenue increased 16.7% for HY 2003-04 and 5.9% for Q2 2003-04 as a result of higher handset sales revenue, partly reflecting lower subsidies.

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change%	2003	2002	Change%
Cellular revenue
Cellular revenue ($m)	243	244	(0.4)	123	124	(0.8)
Mobile data ($m)	21	12	75.0	11	6	83.3

Call minutes (millions)	565	559	1.1	290	283	2.5

Average Revenue Per User (ARPU)
ARPU-$ per month
Postpaid	74.9	74.6	0.4	75.1	75.6	(0.7)
Prepaid	6.9	6.5	6.2	7.2	7.1	1.4
Total (excluding interconnection)	34.9	34.4	1.5	35.1	36.0	(2.5)
Voice	32.1	32.7	(1.8)	32.1	34.1	(5.9)
Data	2.8	1.7	64.7	3.0	1.9	57.9
Total ARPU including interconnection	49.9	48.1	3.7	50.5	50.7	(0.4)

	31 December 2003			31 December 2002
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Connections at period end (000s)
CDMA
CDMA One	130	99	229	158	50	208
IXRTT	206	68	274	28	—	28

Total CDMA connections	336	167	503	186	50	236

TDMA
Analogue	50	350	400	64	434	498
Digital	145	249	394	262	228	490

Total TDMA connections	195	599	794	326	662	988
Internal connections	5	—	5	5	—	5

Total Connections	536	766	1,302	517	712	1,229

Cellular revenue remained relatively stable compared to the prior periods.

Total ARPU (excluding interconnection) increased 1.5% for HY 2003-04, reflecting lower value inactive customers dropping out of the prepaid base and an increasing proportion of CDMA subscribers in the postpaid base. Prepaid ARPUs also increased due to the acquisition of The Warehouse’s mobile base, resulting in Telecom now recording the full retail revenue from these customers, whereas previously lower wholesale revenues were recognised. Total ARPU (excluding interconnection) decreased 2.5% for Q2 2003-04 due to increased discounting in the market.

NZ OPERATIONS

An increasing amount of mobile data revenue is also being generated in addition to traditional voice revenues, in part due to the launch of 1XRTT providing high speed data capability. Total ARPU including interconnection for HY 2003-04 increased by 3.7% compared to the prior period (interconnection includes a notional revenue for PSTN calls to Telecom cellular networks based on market rates).

At 31 December 2003, Telecom had approximately 1,302,000 cellular connections in New Zealand, up 5.9% from 1,229,000 at 31 December 2002, with growth in both the postpaid and prepaid base. Total connections increased by 52,000 in the half year ended 31 December 2003, up from 1,250,000 at 30 June 2003. Of the December 2003 total, 41.2% were postpaid customers, while 58.8% were prepaid customers. The third party prepaid mobile connections reported in prior years reflected the mobile business of The Warehouse, which used Telecom’s TDMA network. This business was transferred to Telecom effective 1 July 2003. The prepaid connection base at 31 December 2002 has been restated to include third party prepaid connections and thus be comparable to the current year.

Telecom commercially launched its CDMA mobile network in July 2001. At 31 December 2003 there were approximately 508,000 customers connected to the CDMA network (including internal connections), representing 39.0% of the total customer base. Of the CDMA customer base, 66.8% are postpaid subscribers. Approximately 274,000 of Telecom’s external CDMA connections are capable of using 1XRTT high speed data applications.

Data, Internet and Solutions Revenue

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change%	2003 $m	2002 $m	Change%
Data	250	223	12.1	127	111	14.4
Internet	67	60	11.7	33	31	6.5
Solutions	22	11	100.0	10	7	42.9

	339	294	15.3	170	149	14.1

NZ OPERATIONS

Data Revenue

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Data revenue
Jetstream	42	25	68.0	23	13	76.9

Managed IP Data Services
Lanlink	40	37	8.1	20	19	5.3
Private Office and High Speed Data	10	5	100.0	5	3	66.7
Other IP Data	2	1	100.0	1	1	—

	52	43	20.9	26	23	13.0
Traditional Data Services
Frame Relay	15	14	7.1	8	7	14.3
Digital Data Services	40	41	(2.4)	19	20	(5.0)
ISDN	48	46	4.3	25	24	4.2
Leased Data Services	30	30	—	15	15	—
IP Net / Netgate	6	6	—	3	2	50.0
Miscellaneous Data	17	18	(5.6)	8	7	14.3

	156	155	0.6	78	75	4.0

Total Data	250	223	12.1	127	111	14.4

Retail data	207	181	14.4	106	91	16.5
Wholesale data	43	42	2.4	21	20	5.0

	250	223	12.1	127	111	14.4

Data revenue grew by $27 million (12.1%) for HY 2003-04 and $16 million (14.4%) for Q2 2003-04 compared to the corresponding periods in the prior year. The revenue growth has been substantially driven by increased Jetstream revenue and managed IP data services, while traditional data services have remained relatively stable.

Jetstream revenue increased by $17 million (68.0%) for HY 2003-04 and $10 million (76.9%) for Q2 2003-04, driven by the continued uptake of Telecom’s Jetstream service. At 31 December 2003 Telecom had approximately 90,000 Jetstream connections compared to 54,000 at 31 December 2002. Of the total Jetstream connections at 31 December 2003, approximately 62% were residential customers, with the remainder being business customers.

Managed IP data services revenue increased by $9 million (20.9%) for HY 2003-04 and $3 million (13.0%) for Q2 2003-04. Lanlink revenue growth of 8.1% for the half year and 5.3% for the quarter is due to a combination of increased circuits, installations and revenue from managing traffic on behalf of Lanlink customers. Private office and high speed data growth of 100.0% for the half year and 66.7% for the quarter reflects growth in private office connectivity and increased management of customers’ private office networks.

Telecom’s retail data revenue (revenue from sales to end users of services) grew by $26 million (14.4%) for HY 2003-04 and $15 million (16.5%) for Q2 2003-04 due to revenue growth in Lanlink, Private Office, ADSL and ISDN products. Wholesale data revenue grew by $1 million (2.4%) for HY 2003-04 and $1 million (5.0%) for Q2 2003-04 as a result of increased wholesaling of Telecom’s data products.

NZ OPERATIONS

Internet Revenue

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change %	2003	2002	Change %

Internet revenue
Internet revenue ($m)	67	60	11.7	33	31	6.5
Active dial-up customers at period end (000s)	432	408	5.9
Total dial-up hours (m)	89.4	78.9	13.3	43.1	41.1	4.9
Average hours per active customer per month	34.5	32.8	5.2	33.3	33.7	(1.2)

Internet revenue increased by $7 million (11.7%) for HY 2003-04 and $2 million (6.5%) for Q2 2003-04 which principally reflects growth in active customer numbers and take-up of higher value products.

Solutions Revenue

Solutions revenue is derived from providing services that meet customers’ integrated communication and technology needs. This includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services. Solutions revenue increased by $11 million (100%) for HY 2003-04 and $3 million (42.9%) for Q2 2003-04 compared with the corresponding periods in the prior year. The half year increase was due to growth across the Solutions business and significant specialised customer installations, predominantly in Q1 2003-04.

Directories Revenue

Directories revenue increased by $8 million (8.6%) for HY 2003-04 and $6 million (15.0%) for Q2 2003-04 compared to the corresponding periods in the prior year. Growth in the half year was driven by both price and volume increases. Growth in Q2 reflects this, as well as the publication of an additional directory in Q2 2003-04, which was previously published in Q1. This additional directory contributed $2 million of the growth in Q2 2003-04 but had no impact on the half year comparison.

NZ OPERATIONS

Other Operating Revenue

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Other operating revenue
Equipment sales	25	25	—	13	11	18.2
Other International	14	14	—	7	7	—
TSO revenue	11	—	NM	7	—	NM
Other operating revenue	12	3	300.0	6	2	200.0

	62	42	47.6	33	20	65.0

NM = Not a Meaningful Comparison

Other operating revenue increased by $20 million (47.6%) for HY 2003-04 and $13 million (65.0%) for Q2 2003-04 compared to the corresponding periods in the prior year. TSO revenue is now recognised evenly over the year compared with the prior period where it was accrued in Q4 2002-03. Q2 2003-04 contains an additional $3 million relating to the prior years following the Telecommunication Commissioner’s final TSO loss determination in December 2003. The increase in other operating revenue is from a range of sources including customer contributions towards telecommunications systems and facilities set up and miscellaneous customer related revenues.

Operating Expenses

Labour

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Labour ($m)	186	175	6.3	96	86	11.6

Personnel numbers
Total staff at 31 December	4,813	4,781	0.7

Labour expense increased by $11 million (6.3%) for HY 2003-04 and $10 million (11.6%) for Q2 2003-04 compared to the corresponding periods in the prior year. The increase in labour expense is due to a combination of salary increases in line with the consumer price index, increased temporary and permanent labour resources focussed on key customer related areas and year on year timing differences. These increases were partly offset by a decline in cost as a result of the Lucent and Alcatel outsourcing contracts (see direct costs below).

NZ OPERATIONS

Cost of sales

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Cost of sales
Mobile acquisitions, upgrades and dealer commissions	78	57	36.8	40	31	29.0
Land to mobile, mobile to 0800 interconnection	63	62	1.6	32	32	—
Cellular interconnection	41	27	51.9	23	14	64.3
International interconnection	10	7	42.9	5	4	25.0
International cost of sales	77	96	(19.8)	39	47	(17.0)
Data, equipment and other	54	49	10.2	25	23	8.7

	323	298	8.4	164	151	8.6

Cost of sales increased by $25 million (8.4%) for HY 2003-04 and $13 million (8.6%) for Q2 2003-04 compared to the corresponding periods in the prior year due to increased cost of sales in the Mobile and Wired segments partly offset by lower cost of sales in International.

Mobile acquisitions, upgrades and commissions increased $21 million (36.8%) for HY 2003-04 and $9 million (29.0%) for Q2 2003-04, driven by growth in the volume of handset sales partially offset by lower handset prices. Cellular interconnection costs also increased as a result of increased text message volumes. International cost of sales decreased by $19 million (19.8%) for HY 2003-04 and $8 million (17.0%) for Q2 2003-04 due to renegotiated agreements for the reciprocal transfer of minutes with other carriers – refer to the “International Calling Revenue” section above.

Other operating expenses

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Other operating expenses
Direct costs
Direct contractor costs	75	72	4.2	39	37	5.4
International cable maintenance and restoration	7	12	(41.7)	3	6	(50.0)
Support contracts and other direct costs	43	35	22.9	21	17	23.5

Total direct costs	125	119	5.0	63	60	5.0

Computer costs	66	69	(4.3)	32	33	(3.0)
Advertising, promotions and communications	43	40	7.5	22	19	15.8
Accommodation costs	32	32	—	16	16	—
Other	64	71	(9.9)	32	39	(17.9)

	330	331	(0.3)	165	167	(1.2)

NZ OPERATIONS

Other operating expenses remained relatively stable for the half year and the quarter as increased direct costs and advertising costs were offset by lower computer costs and other operating costs. Direct contractor costs predominantly include the contractor costs associated with the maintenance and provisioning of the network and are relatively stable year on year. International cable maintenance and restoration costs have reduced largely due to the rationalisation of cables plus, to a lesser degree, favourable exchange rates. Support contracts comprise payments to third party vendors to support certain elements of our networks. These have risen due to the outsourcing contracts with Lucent and Alcatel, with costs shifting largely from net personnel costs.

Advertising, promotions and communications costs increased $3 million (7.5%) for the half year, with all of this increase occurring in the second quarter as a result of significant promotional activity predominantly in the Wireless and internet product areas.

Other operating expenses decreased by $7 million (9.9%) for HY 2003-04 and $7 million (17.9%) for Q2 2003-04 due to lower bad debts, legal and other miscellaneous costs.

Depreciation and amortisation

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Depreciation and amortisation
Depreciation
Wired	189	189	—	93	95	(2.1)
Wireless	71	81	(12.3)	33	43	(23.3)
International	34	24	41.7	16	12	33.3

	294	294	—	142	150	(5.3)

Amortisation	4	3	33.3	2	1	100.0

	298	297	0.3	144	151	(4.6)

Depreciation was stable for the half year with a decline in Wireless depreciation of $10 million (12.3%) offset by an increase in International depreciation of $10 million (41.7%). The decline in Wireless depreciation was due predominantly to accelerated depreciation on a redundant wireless data platform in Q2 2002-03. The increase in International depreciation is primarily due to accelerated depreciation on international cables and depreciation commencing on recently acquired capacity. The accelerated depreciation results from the fact that closure of these cables is now expected to occur earlier than previously estimated.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer and Australian Business.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Operating revenues
Local Service	25	27	(7.4)	12	14	(14.3)
Calling	240	261	(8.0)	120	127	(5.5)
Cellular and other mobile	111	115	(3.5)	56	58	(3.4)
Interconnection	28	21	33.3	12	11	9.1
Data and internet	149	155	(3.9)	76	78	(2.6)
Resale	153	148	3.4	79	72	9.7
Other operating revenue	34	27	25.9	16	12	33.3
Internal revenue	12	15	(20.0)	7	6	16.7

	752	769	(2.2)	378	378	—

Operating expenses
Labour	86	91	(5.5)	41	43	(4.7)
Cost of sales	429	460	(6.7)	211	223	(5.4)
Other operating expenses	126	110	14.5	61	55	10.9
Internal expenses	33	30	10.0	18	17	5.9

	674	691	(2.5)	331	338	(2.1)
EBITDA	78	78	—	47	40	17.5
Depreciation and amortisation	81	78	3.8	41	40	2.5

(Loss)/earnings from operations	(3)	—	NM	6	—	NM

(Loss)/earnings from operations by segment
Australian Consumer	(7)	4	(275.0)	2	—	NM
Australian Business	4	(4)	(200.0)	4	—	NM

	(3)	—	NM	6	—	NM

NM = Not a Meaningful Comparison

Australian Operations in Australian dollars

	Half year ended 31 December			Quarter ended 31 December
	2003 A$m	2002 A$m	Change %	2003 A$m	2002 A$m	Change %
Operating revenues
Local Service	21	23	(8.7)	10	12	(16.7)
Calling	211	225	(6.2)	105	111	(5.4)
Cellular and other mobile	98	99	(1.0)	49	50	(2.0)
Interconnection	25	18	38.9	11	9	22.2
Data and internet	131	134	(2.2)	66	68	(2.9)
Resale	135	127	6.3	69	62	11.3
Other operating revenue	30	24	25.0	14	11	27.3
Internal revenue	10	13	(23.1)	6	6	—

	661	663	(0.3)	330	329	0.3
Operating expenses
Labour	76	79	(3.8)	37	38	(2.6)
Cost of sales	378	397	(4.8)	185	194	(4.6)
Other operating expenses	110	95	15.8	53	48	10.4
Internal expenses	28	24	16.7	14	14	—

	592	595	(0.5)	289	294	(1.7)
EBITDA	69	68	1.5	41	35	17.1
Depreciation and amortisation	71	68	4.4	35	35	—

(Loss)/earnings from operations	(2)	—	NM	6	—	NM

(Loss)/earnings from operations by segment
Australian Consumer	(6)	3	(300.0)	2	—	NM
Australian Business	4	(3)	(233.3)	4	—	NM

	(2)	—	NM	6	—	NM

NM = Not a Meaningful Comparison

An analysis of Australian Operations results by segment follows. All amounts throughout the Australian Consumer and Australian Business commentary are stated in Australian dollars.

AAPT has reorganised its operations to, among other things, focus the Business and Consumer segments on sales and marketing activities. Operational activities, including contact centres, have transferred out of the Business and Consumer segments into enabling groups that support both segments. The cost of these operational activities is now included in “allocated costs”.

Internal trading between segments has been eliminated and results have been re-stated accordingly.

Comparatives have been restated to align with the current organisational structure and trading model.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of fixed and mobile telecommunications services provided to residential and small business customers of AAPT.

Australian Consumer - Results of Operations

	Half year ended 31 December			Quarter ended 31 December
	2003 A$m	2002 A$m	Change %	2003 A$m	2002 A$m	Change %
Operating revenues
Calling	107	116	(7.8)	54	58	(6.9)
Cellular and other mobile	82	85	(3.5)	41	44	(6.8)
Interconnection	—	1	(100.0)	—	1	(100.0)
Internet	6	3	100.0	3	1	200.0
Resale	116	99	17.2	60	48	25.0
Other operating revenue	—	1	(100.0)	—	—	—
Internal revenue	—	1	(100.0)	—	—	—

	311	306	1.6	158	152	3.9
Operating expenses
Labour	5	6	(16.7)	2	3	(33.3)
Cost of sales	201	199	1.0	101	98	3.1
Other operating expenses	42	27	55.6	20	13	53.8
Allocated costs	45	45	—	21	25	(16.0)
Internal expenses	5	9	(44.4)	3	4	(25.0)

	298	286	4.2	147	143	2.8
EBITDA	13	20	(35.0)	11	9	22.2
Depreciation and amortisation	19	17	11.8	9	9	—

(Loss)/earnings from operations	(6)	3	(300.0)	2	—	NM

Overview of Results

Revenues were up $5 million (1.6%) for HY 2003-04 and up $6 million (3.9%) for Q2 2003-04 as growth in resale was offset by lower calling revenue, notably in international calling where prices decreased due to Chatathon promotions.

EBITDA for the half year has decreased $7 million (35.0%) as a function of increased advertising expenses and higher bad debt expense in Q1 2003-04. EBITDA improved quarter on quarter, rising $2 million (22.2%) primarily as a result of improved gross margins.

AAPT has continued its strategy of targeting customers who take bundled offerings, which has resulted in increasing average revenue per fixed-line customer. Nearly 12% of customers now buy bundled services, double the figure last year and up from 10% at the end of Q1 2003-04. Increased marketing activity has also seen fixed line customer numbers increase for the second consecutive quarter.

Mobile revenues remain largely flat as growth in the prepaid connection base is offset by lower postpaid connections.

AUSTRALIAN CONSUMER

Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change %	2003	2002	Change %
National calls
Revenue (A$m)	35	40	(12.5)	18	19	(5.3)
Call minutes (m)	359	338	6.4	181	168	8.0
Average price (A$ cents)	9.7	11.8	(17.8)	9.9	11.3	(12.4)

Calls to cellular networks
Revenue (A$m)	55	55	—	28	28	—
Call minutes (m)	134	130	3.2	68	65	4.9
Average price (A$ cents)	41.0	42.3	(3.1)	41.0	43.1	(4.9)

International calling revenue
Total International calling (A$m)	17	21	(19.0)	8	11	(27.3)
Call minutes (m)	82	87	(5.5)	42	44	(4.1)
Average price (A$ cents)	20.8	24.3	(14.4)	19.1	25.2	(24.2)

Total calling revenue (A$m)	107	116	(7.8)	54	58	(6.9)
Resale revenue (A$m)	116	99	17.2	60	48	25.0

Total calling and resale (A$m)	223	215	3.7	114	106	7.5
Fixed line customer numbers (000s)	451	453	(0.4)
Average revenue per fixed line customer (A$ per month)	82	79	3.8	84	78	7.7

In total, calling and resale revenue has grown $8 million (3.7%) for HY 2003-04 and $8 million (7.5%) for Q2 2003-04 compared to the prior comparative periods driven by the reintroduction of full-service offers to the market. Competitive pressures and the offering of bundling discounts has lowered the price per minute of calling products, resulting in lower calling revenues despite growth in minutes.

While the customer base has marginally reduced from 31 December 2002, the reduction was mainly in lower value customers, resulting in an increase in average revenue per fixed line customer for the third consecutive quarter. AAPT has targeted customers who are higher users of calling products and has also promoted bundled offerings. Nearly 12% of fixed line customers now buy mobile or internet services in addition to fixed line offerings.

AUSTRALIAN CONSUMER

Cellular and Other Mobile

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change %	2003	2002	Change %
Cellular and other mobile
Total mobile revenue (A$m)	82	85	(3.5)	41	44	(6.8)

Call minutes (millions)	101	123	(17.9)	52	65	(20.0)

Connections at period end (000s)
Postpaid	154	191	(19.1)	154	191	(19.1)
Prepaid	106	90	18.0	106	90	18.0
Total	261	281	(7.2)	261	281	(7.2)

ARPU (A$ per month)	52	50	4.0	52	52	—

Cellular and other mobile revenue has decreased by 3.5% for HY 2003-04 and 6.8% for Q2 2003-04 compared to the comparative periods in the prior year as growth in prepaid connection base has been offset by lower postpaid connections.

Operating Expenses

Labour

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change %	2003	2002	Change %
Labour (A$m)	5	6	(16.7)	2	3	(33.3)
Personnel numbers
Total staff at 31 December	83	82	1.2

There have been no material movements in this expense category.

Cost of sales

Cost of sales has been held constant as a percentage of revenue as reductions in network spend and the benefit of recent supplier negotiations have offset volume increases and the impact of the changing revenue mix.

AUSTRALIAN CONSUMER

Other operating expenses

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change	2003	2002	Change
	A$m	A$m	%	A$m	A$m	%
Other operating expenses
Advertising, promotions and communications	11	6	83.3	4	4	—
Other	31	21	47.6	16	9	77.8

	42	27	55.6	20	13	53.8

Other operating expenses increased by $15 million (55.6%) for HY 2003-04 and by $7 million (53.8%) for Q2 2003-04 compared to the corresponding periods in the prior year.

Advertising spend is running at considerably higher levels than prior years as a result of increased marketing activity aimed at reducing churn and raising brand awareness.

Bad debt provisions continue to run at approximately twice historic levels, largely as a reaction to additional credit risk assumed in the course of the last year. Additional credit procedures have been introduced which should see the expense return to normal levels over the remainder of the year. Expenditure on telesales activity has increased in order to build channel diversity.

Allocated costs

Allocated costs represent the Consumer segment’s share of the costs of AAPT business groups that support both the Consumer and Business Segments. Refer to the section headed “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage.

AUSTRALIAN BUSINESS

AUSTRALIAN BUSINESS

The Australian Business segment includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the telecommunications services provided by TCNZA to corporate customers.

Australian Business - Results of Operations

	Half year ended 31 December			Quarter ended 31 December
	2003 A$m	2002 A$m	Change %	2003 A$m	2002 A$m	Change %
Operating revenues
Local service	21	22	(4.5)	10	11	(9.1)
Calling	105	110	(4.5)	52	54	(3.7)
Cellular and other mobile	15	15	—	7	7	—
Interconnection	25	17	47.1	11	8	37.5
Data and internet	126	129	(2.3)	64	65	(1.5)
Resale	19	28	(32.1)	9	14	(35.7)
Other operating revenue	30	23	30.4	14	11	27.3
Internal revenue	10	13	(23.1)	5	8	(37.5)

	351	357	(1.7)	172	178	(3.4)
Operating expenses
Labour	33	29	13.8	17	13	30.8
Cost of sales	177	191	(7.3)	86	91	(5.5)
Other operating expenses	23	23	—	13	11	18.2
Allocated costs	40	49	(18.4)	19	26	(26.9)
Internal expenses	22	17	29.4	7	11	(36.4)

	295	309	(4.5)	142	152	(6.6)
EBITDA	56	48	16.7	30	26	15.4
Depreciation and amortisation	52	51	2.0	26	26	—

Earnings/(loss) from operations	4	(3)	(233.3)	4	—	NM

NM = Not a Meaningful Comparison

Overview of Results

Revenue was down $6 million (1.7%) for HY 2003-04 and by $6 million (3.4%) for Q2 2003-04 compared to the comparable periods in the prior year. The reduction is driven mainly by lower resale revenue due to the loss of a large corporate account in Q4 2002-03.

EBITDA has increased 16.7% for HY 2003-04 and 15.4% for Q2 2003-04 due to lower cost of sales and allocated costs. The reduction in cost of sales partly reflects lower resale out-payments and the greater use of owned infrastructure and favourable negotiations with suppliers. Allocated costs have reduced as efficiencies from combining functions begin to show through.

AUSTRALIAN BUSINESS

Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change %	2003	2002	Change %
National calls
Revenue (A$m)	37	44	(15.9)	18	22	(18.2)
Call minutes (m)	526	450	16.9	274	225	21.9
Average price (A$ cents)	7.0	9.8	(28.6)	6.6	9.8	(32.7)
Calls to cellular networks
Revenue (A$m)	47	48	(2.1)	23	24	(4.2)
Call minutes (m)	179	163	10.0	88	80	10.3
Average price (A$ cents)	26.2	29.4	(10.9)	26.0	29.9	(13.0)
International calling revenue
Revenue (A$m)	21	18	16.7	11	8	37.5
Call minutes (m)	191	75	153.2	105	37	180.5
Average price (A$ cents)	11.0	23.9	(54.0)	10.5	21.4	(50.9)

Revenue from national calls decreased by 15.9% for HY 2003-04 (18.2% in Q2 2003-04) while revenue from calls to cellular networks remained relatively stable.

In both cases, increased volumes were offset by a decrease in the price per minute. Downward pressure on prices was strong in both wholesale and retail markets.

International calling revenues are derived from outward calls originated by AAPT and TCNZA customers. International revenue increased due to a significant increase in call minutes. The increase in call minutes was driven by short-term large volume transactions with carriers and call card providers, which also resulted in the reduction in price per minute

Interconnection Revenue

Interconnection revenue increased primarily due to a short-term termination agreement, which will cease in Q3 2003-04.

Data and Internet Revenue

Data and internet revenue decreased by $3 million (2.3%) for HY 2003-04 and by $1 million (1.5%) for Q2 2003-04 compared to the corresponding periods in the prior year. AAPT has been successful in growing IP volume in the wholesale market, but downward pressure on prices has limited revenue growth.

Resale Revenue

Resale revenue decreased $9 million (32.1%) for HY 2003-04 and by $5 million (35.7%) compared to Q2 2003-04 primarily as a result of losing a corporate account in Q4 2002-03.

AUSTRALIAN BUSINESS

Operating Expenses

Labour

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change %	2003	2002	Change %
Labour (A$m)	33	29	13.8	17	13	30.8
Personnel numbers
Total staff at 31 December	485	415	16.9

Labour expense has risen in line with growth in personnel numbers. Growth in personnel numbers has been in the direct sales areas.

Cost of sales

Cost of sales decreased from 53.5% of revenue for HY 2002-03 to 50.4% for HY 2003-04, driven by a combination of a change in sales mix (with more traffic using AAPT’s own infrastructure) and the benefit of recent supplier negotiations.

Other operating expenses

	Half year ended 31 December			Quarter ended 31 December
	2003 A$m	2002 A$m	Change %	2003 A$m	2002 A$m	Change %
Other operating expenses
Advertising, promotions and communications	2	1	100.0	1	—	NM
Other	21	22	(4.5)	12	11	9.1

	23	23	—	13	11	18.2

There have been no material movements in this expense category.

Allocated costs

Allocated costs represent the Business segment’s share of the costs of AAPT business groups that support both the Consumer and Business segments. Refer to the section headed “Allocated Costs” for a discussion of movements in this expense.

Allocated Costs

Certain support business groups within Australian Operations provide services to both the Consumer and Business segments. The total costs of these support groups have been allocated to the Consumer and Business segments based on their estimated consumption of support services. Total allocated costs are analysed below.

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change %	2003	2002	Change %
Allocated costs
Labour (A$m)	37	44	(15.9)	17	22	(22.7)
Other operating expenses (A$m)	48	50	(4.0)	23	29	(20.7)

	85	94	(9.6)	40	51	(21.6)
Personnel numbers
Total staff at 31 December	1,016	1,183	(14.1)

The consolidation of AAPT, Connect and AAPT Mobile and the introduction of outsourcing arrangements with Alcatel and EDS have led to savings in the cost base and a change in the distribution of expenses between labour and other operating expenses.

CORPORATE AND OTHER

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change %	2003	2002	Change %
Revenue
Other operating revenue ($m)	4	3	33.3	2	3	(33.3)

Operating expenses
Labour ($m)	20	19	5.3	10	10	—
Computer costs ($m)	6	7	(14.3)	3	4	(25.0)
Advertising ($m)	2	5	(60.0)	1	3	(66.7)
Other operating costs ($m)	21	15	40.0	10	4	150.0

	49	46	6.5	24	21	14.3

Depreciation and amortisation
Depreciation ($m)	6	5	20.0	3	2	50.0
Amortisation of AAPT goodwill ($m)	26	27	(3.7)	14	13	7.7

	32	32	—	17	15	13.3

Personnel numbers
Total staff at 31 December	244	237	3.0

NM: Not a meaningful comparison

Corporate revenue includes dividend income of $2 million for HY 2003-04.

Operating expenses remained stable compared to the prior period. Increased labour and other operating costs (principally consultancy and insurance costs) have been partly offset by lower advertising and computer costs.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense of $178 million for HY 2003-04 decreased by $25 million (12.3%) compared to the corresponding period in the prior year. This reflects a reduction in interest due to lower debt levels, as operating cash flows have been utilised to reduce debt. Net debt decreased by 18.0% between 31 December 2002 and 31 December 2003—refer “Liquidity and Capital Resources” below.

TAXATION (CONSOLIDATED)

Income tax expense for HY 2003-04 of $189 million has increased by $14 million (8.0%) compared to the HY 2002-03. The effective tax rate was 34.1% for the half year, compared to 36.6% for the prior period. The rate was lower than the prior period due to the gain on sale of Sky not being subject to tax and losses in overseas subsidiaries in the prior period that had not been tax effected. The underlying tax rate in both periods is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes which is not deductible for tax purposes.

CAPITAL EXPENDITURE

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

NZ Wired
Growth	72	76	(5.3)	36	46	(21.7)
Maintenance	28	19	47.4	19	12	58.3
New Investment
Product Development	7	7	—	4	4	—
New Network Capability	11	2	450.0	2	—	NM
New IS Capability	19	3	533.3	13	3	333.3

Total New Investment	37	12	208.3	19	7	171.4
Total NZ Wired	137	107	28.0	74	65	13.8
NZ Wireless	23	16	43.8	15	4	275.0
International	16	37	(56.8)	13	35	(62.9)
Australian Operations	35	36	(2.8)	20	19	5.3
Corporate & Other	8	9	(11.1)	6	7	(14.3)

	219	205	6.8	128	130	(1.5)

NM = Not a Meaningful Comparison

Total capital expenditure has increased by $14 million (6.8%) for HY 2003-04. Increased expenditure in Q1 2003-04 has been partly offset by lower expenditure in Q2 2003-04 compared to the corresponding periods in the prior year. The increase in total capital expenditure is driven by an increase in NZ Wired and NZ Wireless partly offset by lower spend in International and Australia.

The NZ Wired investment for growth reduced by $4 million (5.3%) for HY 2003-04 and $10 million (21.7%) for Q2 2003-04 compared to the corresponding prior periods. Whilst year-on year growth of voice and broadband coverage has increased to meet increased demand, this has been offset by reduced spend on capacity for data services as existing capacity installed in prior periods is utilised. Growth covers those capital costs directly associated with meeting demand for, and extending coverage of, existing products and services. Growth includes cabling new subdivisions and increasing capacity in existing areas, increasing capacity in exchanges for both voice and data products and increasing capacity on links between exchanges.

NZ Wired maintenance investment grew by $9 million (47.4%) for HY 2003-04 and $7 million (58.3%) for Q2 2003-04 compared to the corresponding prior periods with several large infrastructure projects underway. Maintenance includes capital expenditure not directly associated with meeting growth or development of new capabilities. Maintenance includes changes to network cables required for other utilities, meeting interconnect and regulatory requirements, upgrading street cables, providing seismic security and fire protection systems, upgrading AC&DC power plant and air-conditioning systems, provision of business infrastructure such as office equipment, motor vehicles, cellphones for staff use and Telecom’s own internal voice and data networks.

NZ Wired investment in new capabilities of $37 million grew by $25 million for HY 2003-04 and $12 million for Q2 2003-04 compared to the corresponding periods in the prior year. New investment involves the development of new products and the deployment of new capabilities into the network (such as Voice over IP capability) or IS systems (such as a new billing capability). The increase in new capabilities reflects the increasing investment in new products supported and enabled by the next generation of network and IS platforms.

NZ Wireless investment increased by $7 million (43.8%) for HY 2003-04 and $11 million (275%) for Q2 2003-04 compared to the prior periods, driven by installing increased CDMA capacity.

International investment reduced by $21 million (56.8%) for HY 2003-04 and $22 million (62.9%) for Q2 2003-04, reflecting significant investment in Southern Cross Cable capacity in November 2002.

For the year ended 30 June 2004, Telecom currently expects total capital expenditure of approximately $650 million. Of this amount, approximately $360 million relates to NZ Wired, $75 million to NZ Wireless, $70 million to International, $120 million to Australian Operations and $25 million to Corporate and Other. There is potential for downward revision of this forecast as the year progresses.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 67.4% at 31 December 2003, compared to 77.6% at 31 December 2002 (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction or the purchase of short-term investments (which will in turn be used to retire long-term debt as this becomes due).

Net debt was $4,116 million at 31 December 2003, a reduction of $902 million from net debt at 31 December 2002 of $5,018 million. Of this reduction in net debt, $303 million occurred in Q2 2003-04. Telecom anticipates further reduction in debt given the strength of operating cashflows and as a result may, from time-to-time, repurchase some of its existing long-term debt prior to its scheduled maturity.

Cash Flows

	Half year ended 31 December			Quarter ended 31 December
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Cash was provided from/(applied to):
Cash received from customers	2,657	2,658	—	1,305	1,329	(1.8)
Payments to suppliers and employees	(1,515)	(1,559)	(2.8)	(704)	(760)	(7.4)
Net interest paid	(192)	(218)	(11.9)	(130)	(146)	(11.0)
Tax paid	(124)	(102)	21.6	(123)	(103)	19.4
Other operating cash flows	2	(3)	(166.7)	—	(2)	(100.0)

Net operating cash flows	828	776	6.7	348	318	9.4
Net purchase of fixed assets	(270)	(274)	(1.5)	(130)	(146)	(11.0)
Net (purchase)/sale of short-term investments	(277)	170	(262.9)	(179)	18	NM
Net sale/(purchase) of long-term investments	154	(122)	(226.2)	157	4	NM

Net investing cash flows	(393)	(226)	73.9	(152)	(124)	22.6
Repayment of debt	(225)	(368)	(38.9)	(23)	(154)	(85.1)
Dividends paid	(137)	(150)	(8.7)	(73)	(70)	4.3
Contributed capital	3	—	NM	1	—	NM

Net financing cash flows	(359)	(518)	(30.7)	(95)	(224)	(57.6)

Net cash flow	76	32	137.5	101	(30)	NM

NM = Not a Meaningful Comparison

Net cash flows from operating activities were $828 million for HY 2003-04, an increase of $52 million from the prior period. This primarily resulted from decreased cash payments to suppliers and employees and lower interest payments compared to the prior period.

The net cash outflow for investing activities was $393 million for HY 2003-04, an increase of $167 million from the prior period. The increased outflows mainly reflects the purchase of short-term investments in the HY 2003-04 compared to the sale of short-term investments in the prior period, partly offset by the sale of the Sky investment in Q2 2003-04. In the previous half year, Telecom paid its remaining equity commitment to Hutchison 3G Australia (“H3G”) of A$150 million and sold its investment in EDS New Zealand back to EDS.

The net cash outflow for financing activities was $359 million for HY 2003-04, a decrease of 30.7% compared to the prior period. The decrease in financing cash outflows was primarily due to lower levels of debt being repaid with surplus cash instead being utilised to purchase short-term deposits, and a lower cash dividend being paid as an increased proportion of shareholders participate in the dividend reinvestment plan.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Wholesaling

In May 2003 the Commerce Commission released its final determination relating to the supply of certain services on a wholesale basis between Telecom and TelstraClear. Services covered by the Commission’s determination include business line rental and local calling, fixed-to-mobile services, directory assistance, voice messaging, business and residential broadband access and data services outside the major centres. The Commission set a discount rate of 16% off Telecom’s average market prices for these services. The Commission’s determination is effective for 18 months from 12 May 2003.

Both parties applied for a pricing review and the Commission continues to examine the issue. An outcome is not expected until mid-to-late 2004. In the interim, Telecom is required to supply the services mandated at the initial price set (16% off average modal price in the market).

In December 2003 TelstraClear applied to the Commerce Commission to have a number of matters pertaining to the Business Wholesale Determination reconsidered. The Commission has yet to decide whether to investigate this application.

TelstraClear has made a separate application in respect of residential local access and calling services. The Commission agreed to delay its investigation while the parties attempted to negotiate a commercial solution. Negotiations have now stalled and TelstraClear have requested the Commission to resume its investigation.

Interconnection

The interconnection price is the charge payable by one carrier to the other for handling various calls between the two networks. This includes the local end of toll calls, toll free calls and fixed to mobile calls. Telecom has recently agreed new interconnection arrangements with several other carriers with whom Telecom exchanges calls in New Zealand.

Both Telecom and TelstraClear have applied to the Commission for a final pricing review of the initial interconnection price determined by the Commission, which was based on an international benchmarking exercise. The Commission will now review the price on the basis of the Total Service Long Run Incremental Cost (TSLRIC) pricing methodology.

The Commission is developing a TSLRIC principles paper that is expected to be released in the near future. The Commission will use the TSLRIC methodology to assist it in making its final determination relating to the pricing review applications filed by both Telecom and TelstraClear.

CallPlus Interconnection

CallPlus applied to the Commission in December 2002 for a determination relating to interconnection services and wholesale (resale) services from Telecom. The Commission decided to separate CallPlus’ application into interconnection and wholesale.

Subsequently, Telecom NZ and CallPlus have independently reached an agreement on interconnection services. As a result the CallPlus application to the Commission has been withdrawn. The wholesale component of CallPlus’ application remains live.

Calculating TSO Losses

The Commerce Commission announced on 18 December 2003 its calculation of Telecom’s net cost of complying with its telecommunication service obligations (TSO) for the period from 20 December 2001 to 30 June 2002.

The net cost is $34.7 million for the part year period, or $65.7 million annualised. This cost is $7.8 million lower on an annual basis than the Commission’s initial calculation of $73.5 million announced in June.

The net cost of the TSO is shared between Telecom and TelstraClear Limited, WorldxChange Communications Limited, Vodafone New Zealand Limited, CallPlus Limited, Compass Communications Limited, Teamtalk Limited, The Internet Group Limited (ihug) and Global One Communications (recently merged with Equant New Zealand Limited).

The cost of capital, described as the weighted average cost of capital (“WACC”), is an important element in estimating the cost of the TSO. It is the cost of the funds invested in the network and non-network assets needed to supply TSO services.

Telecom was required to provide the Commission with its own net cost calculation. Telecom proposed a post-tax WACC of 11.2% plus a 2% increment for factors not captured by the traditional cost of capital calculation.

The Commission has adopted a post-tax WACC of 7.1%. The Commission is not persuaded that there are extra factors not already taken into account in the TSO calculation that justify an increment to WACC.

The apportionment of the cost between Telecom and network operators (for the period 20 December 2001 – 30 June 2002) is based on proportionate shares of telecommunications revenues as shown in the following table:

	Reported carrier liable revenues $000	Liable % of TSO Charge	TSO Charge $000
Telecom	1,206,884	75.89%	26,352
Vodafone	301,232	18.94%	6,578
TelstraClear	74,879	4.71%	1,635
CallPlus	3,280	0.21%	72
WorldxChange	2,617	0.16%	57
Teamtalk	879	0.06%	19
Ihug	335	0.02%	7
Compass	185	0.01%	4
Equant	—	—	—

Total	1,590,291	100	34,724

Local Loop Unbundling

Section 64 of Telecommunications Act 2001 requires the Commission to investigate whether the following services should be regulated and provide a recommendation to the Government for consideration:

•	access to the unbundled elements of Telecom’s local loop network; and

•	access to the unbundled elements of, and interconnection with, Telecom’s fixed public data network.

Subsequent to the release of the Issues Paper the Commission identified related issues which it considered should also be investigated at the same time. Accordingly, the Commission expanded the scope of the unbundling inquiry to include:

•	the main distribution frame;

•	ancillary services which may need to accompany unbundling of the local loop network or the fixed public data network;

•	co-location;

•	backhaul;

•	line sharing;

•	bitstream access; and

•	data backhaul over the public data network.

The Telecommunications Commission delivered its final report to the Minister of Communications on 22 December 2003.

The Commission found that there is insufficient competition in some markets for broadband, and is recommending that Telecom be required to provide new entrants with an internet grade Digital Subscriber Line (DSL) service suitable for residential and small-medium enterprise customers that will allow entrants to develop and offer to consumers their own range of broadband products.

The Commission is no longer recommending unbundling of the local loop, as a result of the costs and difficulties of that solution in comparison with the potential benefits.

The Commission recommended:

•	unbundling of, and interconnection with, Telecom’s fixed Public Data Network in the form of access to an asymmetric DSL bitstream access service, with the initial pricing and final pricing principles based on a retail minus methodology;

•	access to a backhaul transmission service used in conjunction with the asymmetric DSL bitstream service. The Commission recommends that the initial pricing principle should be based on benchmarking and the final pricing principle should be based on cost-based pricing (TSLRIC methodology); and

•	operational support systems should be made available as associated functions to the recommended services.

The Commission is not recommending the unbundling of other elements of Telecom’s fixed Public Data Network beyond those supporting the asymmetric DSL bitstream service.

The Commission cited Telecom’s recent announcement of an Unbundled Partial Private Circuits services offer as an influencing factor in recommending not to unbundle other elements of Telecom’s network. An unbundled Partial Private Circuits services offer has the potential to provide a commercial solution to a competition problem in the supply of high grade data services to corporates and other large users.

The Minister of Communications, who must decide whether or not to accept the Commission’s recommendations, has sought advice from the Ministry of Economic Development on the Commission’s final report. He has also provided interested parties with an opportunity to comment on any relevant matters that they have not previously commented on during the Commission submission process. These are due on 9 February 2004. The Minister’s final decision is expected mid 2004.

Number Portability

Five telecommunications carriers have applied to the Commission for a determination in respect of the local telephone and mobile telephone number portability services. The five carriers are TelstraClear, Callplus, Compass Communications, ihug and WorldxChange Communications.

The applicants seek a determination on how the cost of providing number portability should be apportioned between participants. It is important to note that the applicants have only asked how the costs should be allocated, not how number portability should be provided.

The Commission has split the application into two parts, functionality and cost. The Telecommunications Forum will consider the functionality and the Commission will consider the cost. The Commission has a staff member attending the Forum as an observer. Telecommunications Forum members include BCL, CallPlus, The Internet Group, Telecom, Telstra Clear, Vodafone NZ, WorldxChange Communications and TUANZ.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 31 December 2003, Telecom held Southern Cross capacity with a book value of approximately NZ$320 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately NZ$73 million over the next twelve months.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of NZ$98 million (including accrued interest). Telecom has also provided contingent credit support of US$103 million in favour of SCCN’s senior bank syndicate.

Telecom’s contingent credit support will reduce as additional market sales are made and applied towards repayment of SCCN’s senior bank debt. Telecom will earn support fees, payable by SCCN, commensurate with its level of contingent credit support.

As at 31 December 2003, SCCN was capitalised via US$30 million of shareholders equity and had US$120 million of shareholder advances and US$322 million of senior bank debt. SCCN also expects to collect US$196 million from scheduled receipts against previously committed capacity sales.

There remains considerable overcapacity in the market for international bandwidth. This continues to impact on the operations of Southern Cross and also has the potential to affect Telecom’s exposure to Southern Cross assets. It is uncertain how long this situation is likely to persist.

Valuation of TDMA Network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom’s marketing emphasis is geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. As part of this approach, Telecom is encouraging existing TDMA customers to upgrade to the CDMA network. Telecom expects to transition all TDMA customers to the CDMA network, at which point it will be closed down. This is currently expected to occur towards the end of 2007.

At 31 December 2003, the carrying value of the TDMA network is approximately $194 million. This value is presently supported by the cash flows that the network generates. However, as the rate of customer transition from TDMA to CDMA increases, the cash flows that the network will generate are forecast to decline. Current forecasts indicate that in the current financial year the present value of the future cash flows of the TDMA network will fall significantly below the carrying value.

Telecom will continue to monitor closely the valuation of its TDMA network and should it be determined that the carrying amount is no longer supported by the present value of the future cash flows, a charge will be recognised to write the value of the asset down to a level that is supported by these cash flows. The amount and timing of such a charge will ultimately depend on the rate at which customers transition from the TDMA network and the cash flow profile of the remaining customers.

Based on current estimates Telecom continues to expect that a charge of between $90 million and $110 million ($60 million to $74 million net of tax) may be required in the current financial year.

Increase in Service Pricing

During the quarter ended 31 December 2003, Telecom announced that it would be increasing the price of standard monthly residential line rental from February 2004. Monthly line rentals will increase by 1.4%. The increases reflect the increased cost of providing these services and significant growth in calling volumes, much of which has been drive by free dial-up internet usage. The price increases do not impact the majority of Telecom’s bundled packages.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection - A cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

DDS (Digital Data Service) - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or “relayed” directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

H3G - Hutchison 3G Australia Pty Limited, a dedicated 3G wireless communications company in Australia formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. Telecom has a 19.9% equity stake in H3G.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO - The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

	Half year ended 31 December				Variation 2003:2002
(in NZ$ millions, except percentages)	2003	%	2002	%	$	%
Operating Revenues

Local Services	563	21.1	553	21.2	10	1.8
Calling
National	533	19.9	560	21.5	(27)	(4.8)
International	183	6.8	226	8.7	(43)	(19.0)
Other	17	0.6	26	1.0	(9)	(34.6)

	733	27.4	812	31.2	(79)	(9.7)
Interconnection	97	3.6	75	2.9	22	29.3
Cellular and other mobile	410	15.3	401	15.4	9	2.2
Data, internet and solutions
Data	353	13.2	328	12.6	25	7.6
Internet	113	4.2	110	4.2	3	2.7
Solutions	22	0.8	11	0.4	11	100.0

	488	18.3	449	17.2	39	8.7
Other operating revenues
Resale	153	5.7	147	5.6	6	4.1
Directories	101	3.8	93	3.6	8	8.6
Equipment	36	1.3	36	1.4	—	—
Miscellaneous other	62	2.3	37	1.4	25	67.6
Dividend from investments	2	0.1	2	0.1	—	—

	354	13.2	315	12.1	39	12.4

Total operating revenues	2,645	99.0	2,605	100.0	40	1.5

Abnormal revenue	28	1.0	—	—	28	NM

Total revenue	2,673	100.0	2,605	100.0	68	2.6

Operating expenses
Labour	292	11.0	285	10.9	7	2.5
Cost of Sales	752	28.4	759	29.1	(7)	(0.9)
Other operating expenses	485	18.3	473	18.2	12	2.5

Total operating expenses	1,529	57.8	1,517	58.2	12	0.8
EBITDA*	1,144	43.3	1,088	41.8	56	5.1
Depreciation and amortisation	411	15.5	407	15.6	4	1.0

Earnings from operations	733	27.7	681	26.1	52	7.6
Net Interest expense	(178)	(6.7)	(203)	(7.8)	25	(12.3)

Earnings before income tax	555	21.0	478	18.3	77	16.1
Income tax expense	(189)	(7.1)	(175)	(6.7)	(14)	8.0

Net earnings after income tax	366	13.8	303	11.6	63	20.8
Minority interest in profits of subsidiaries	(1)	(0.0)	(2)	(0.1)	1	(50.0)

Net earnings	365	13.8	301	11.6	64	21.3

*	Earnings before Interest, Taxation, Depreciation and Amortisation.

NM = Not a Meaningful Comparison

SUPPLEMENTARY SEGMENTAL INFORMATION

NZ Operations

Following the integration of the New Zealand operations, a number of inter-segment charges between particularly the Wired and Wireless business have been removed. For example, there is no longer any charge paid by Wired for calls terminated in Wireless, nor is there any recharging of customer service and other back-office costs. The supplementary segmental information below does not therefore attempt to present the Wired, Wireless and International businesses as stand-alone entities, nor is it comparable to the segment results presented in the previous year for the reasons set out above.

	Half year ended 31 December 2003
	Wired	Wireless	International	Eliminations	NZ Operations
	$m	$m	$m	$m	$m
External revenue	1,490	333	78	—	1,901
Internal Revenue	13	2	104	(89)	30

	1,503	335	182	(89)	1,931

External expenses
Labour	(157)	(18)	(11)	—	(186)
Cost of sales	(114)	(127)	(82)	—	(323)
Other operating expenses	(254)	(61)	(15)	—	(330)
Depreciation	(189)	(71)	(34)	—	(294)
Amortisation	—	(4)	—	—	(4)
Internal expenses	(74)	—	(24)	89	(9)

	(788)	(281)	(166)	89	(1,146)
Earnings from operations	715	54	16	—	785

	Half year ended 31 December 2002
	Wired	Wireless	International	Eliminations	NZ Operations
	$m	$m	$m	$m	$m
External revenue	1,430	308	108	—	1,846
Internal revenue	13	3	97	(84)	29

	1,443	311	205	(84)	1,875

External expenses
Labour	(144)	(20)	(11)	—	(175)
Cost of sales	(109)	(89)	(100)	—	(298)
Other operating expenses	(248)	(63)	(20)	—	(331)
Depreciation	(189)	(81)	(24)	—	(294)
Amortisation	—	(3)	—	—	(3)
Internal expenses	(70)	—	(32)	84	(18)

	(760)	(256)	(187)	84	(1,119)
Earnings from operations	683	55	18	—	756

	Quarter ended 31 December 2003
	Wired	Wireless	International	Eliminations	NZ Operations
	$m	$m	$m	$m	$m
External revenue	742	171	38	—	951
Internal Revenue	6	1	53	(45)	15

	748	172	91	(45)	966

External expenses
Labour	(80)	(10)	(6)	—	(96)
Cost of sales	(56)	(68)	(40)	—	(164)
Other operating expenses	(126)	(32)	(7)	—	(165)
Depreciation	(93)	(33)	(16)	—	(142)
Amortisation	—	(2)	—	—	(2)
Internal expenses	(37)	—	(12)	45	(4)

	(392)	(145)	(81)	45	(573)

Earnings from operations	356	27	10	—	393

	Quarter ended 31 December 2002
	Wired	Wireless	International	Eliminations	NZ Operations
	$m	$m	$m	$m	$m
External revenue	712	159	51	—	922
Internal revenue	6	2	50	(41)	17

	718	161	101	(41)	939

External expenses
Labour	(71)	(10)	(5)	—	(86)
Cost of sales	(55)	(48)	(48)	—	(151)
Other operating expenses	(125)	(32)	(10)	—	(167)
Depreciation	(95)	(43)	(12)	—	(150)
Amortisation	—	(1)	—	—	(1)
Internal expenses	(33)	—	(18)	41	(10)

	(379)	(134)	(93)	41	(565)
Earnings from operations	339	27	8	—	374

Wired

Wired earnings from operations increased by $32 million (4.7%) for HY 2003-04 and $17 million (5.0%) for Q2 2003-04 compared with the corresponding periods in the prior year.

Wired operating revenues increased by $60 million (4.2%) for HY 2003-04 and $30 million (4.2%) for Q2 2003-04 due to growth in data, internet, solutions, local service and other operating revenue partially offset by lower calling revenue. Total expenses increased by $28 million (3.7%) for HY 2003-04 and $13 million (3.4%) for Q2 2003-04, largely due to increases in labour, cost of sales and miscellaneous other operating costs.

Wireless

Wireless earnings from operations decreased by $1 million (1.8%) for HY 2003-04 and were stable for Q2 2003-04 compared with the corresponding periods in the prior year.

Wireless operating revenues increased by $24 million (7.7%) for HY 2003-04 and $11 million (6.8%) for Q2 2003-04 due to growth in data and other wireless revenue driven by increased text messaging volumes and higher handset sales revenue, while cellular calling revenue remained stable. Total expenses increased by $25 million (9.8%) for HY 2003-04 and $11 million (8.2%) for Q2 2003-04, largely due to higher cost of sales, interconnect costs associated with increased text volumes and higher handset sales. These were partly offset by a lower depreciation cost largely due to accelerated depreciation taken on a redundant wireless data platform in the prior year.

International

International earnings from operations decreased by $2 million (11.1%) for HY 2003-04 and increased by $2 million (25.0%) for Q2 2003-04 compared with the corresponding periods in the prior year.

International operating revenues decreased by $23 million (11.2%) for HY 2003-04 and $10 million (9.9%) for Q2 2003-04 as a result of lower average prices for inward calling and lower transit revenue, partly offset by higher internal revenue. The lower average price for inward calling reflects renegotiated rates for the reciprocal transfer of minutes with other carriers. Total expenses decreased by $21 million (11.2%) for HY 2003-04 and $12 million (12.9%) for Q2 2003-04 with lower cost of sales largely due to the renegotiated rates for the reciprocal transfer of minutes, partly offset by increased accelerated depreciation on cable assets.

Australian Consumer segment results in New Zealand dollars

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change	2003	2002	Change
	$m	$m	%	$m	$m	%
Operating revenues
Calling	121	135	(10.4)	61	66	(7.6)
Cellular and other mobile	94	98	(4.1)	47	50	(6.0)
Interconnection	—	1	(100.0)	—	1	(100.0)
Internet	6	4	50.0	3	2	50.0
Resale	132	115	14.8	69	55	25.5
Other operating revenue	—	1	(100.0)	—	—	NM
Internal revenue	—	1	(100.0)	—	1	(100.0)

	353	355	(0.6)	180	175	2.9

Operating expenses
Labour	6	6	—	3	3	—
Cost of sales	228	231	(1.3)	114	114	—
Other operating expenses	47	32	46.9	23	14	64.3
Allocated costs	52	53	(1.9)	25	29	(13.8)
Internal expenses	5	10	(50.0)	2	5	(60.0)

	338	332	1.8	167	165	1.2
EBITDA	15	23	(34.8)	13	10	30.0
Depreciation and amortisation	22	19	15.8	11	10	10.0

(Loss)/earnings from operations	(7)	4	(275.0)	2	—	NM

NM = Not a Meaningful Comparison

Australian Business segment results in New Zealand dollars

	Half year ended 31 December			Quarter ended 31 December
	2003	2002	Change	2003	2002	Change
	$m	$m	%	$m	$m	%
Operating revenues
Local service	24	26	(7.7)	11	13	(15.4)
Calling	119	126	(5.6)	59	61	(3.3)
Cellular and other mobile	18	17	5.9	10	8	25.0
Interconnection	28	20	40.0	12	10	20.0
Internet and data	143	151	(5.3)	73	76	(3.9)
Resale	21	32	(34.4)	10	16	(37.5)
Other operating revenue	34	27	25.9	16	13	23.1
Internal revenue	12	19	(36.8)	7	11	(36.4)

	399	418	(4.5)	198	208	(4.8)

Operating expenses
Labour	38	34	11.8	20	16	25.0
Cost of sales	201	222	(9.5)	98	105	(6.7)
Other operating expenses	27	26	3.8	13	12	8.3
Allocated costs	46	61	(24.6)	22	35	(37.1)
Internal expenses	24	20	20.0	11	10	10.0

	336	363	(7.4)	164	178	(7.9)
EBITDA	63	55	14.5	34	30	13.3
Depreciation and amortisation	59	59	—	30	30	—

Loss from operations	4	(4)	(200.0)	4	—	NM

NM = Not a Meaningful Comparison

5 February 2004

MEDIA RELEASE

Telecom half year earnings increase

Telecom today reported net earnings after tax for the half year to 31 December 2003 of $NZ365 million – an increase of 21.3 % on the $NZ301 million reported for the corresponding half year.

Reported net earnings included a $NZ28 million gain on the sale of Telecom’s 12% stake in Sky Network Television. Net earnings for the half year to 31 December 2003 were $NZ337 million when adjusted for the Sky gain, an increase of 12% compared with the same period in 2002.

Overview of Group results

	Half Year ended (NZ$m)
	31 Dec 2003		31 Dec 2002		Change %
Operating revenues	2,645		2,605		1.5
Abnormal revenue	28		0		—
EBITDA*	1,144		1,088		5.1
Adjusted EBITDA*	1,116		1,088		2.6
Net earnings	365		301		21.3
Adjusted net earnings	337		301		12.0
Net debt	4,116		5,018		-18.0
Reported net earnings per share	19.1	cents	16.0	cents

(for Half Year)

*	Earnings before interest, taxation, depreciation and amortisation.

Note: all comparisons relate to the half year ended 31 December, 2002 unless otherwise stated.

1

Adjusted operating revenue for the half year was $NZ2,645 million, an increase of 1.5% while operating expenses were up marginally to $NZ1,529 million.

Operating cash flow rose 6.7% to $NZ828 million for the half year, reflecting operating income growth and lower interest payments.

Adjusted EBITDA for the half year was $NZ1,116 million, an increase of 2.6% over the corresponding half year. Telecom’s tax expense was $NZ189 million for the half year.

Telecom Chairman Roderick Deane said the group result was pleasing, with continued revenue growth and cost containment.

“Telecom’s strong cash flows enabled the Balance Sheet to be further strengthened with debt of $NZ902 million being repaid over the past year to 31 December 2003,” Dr Deane said.

Telecom’s net debt as at 31 December 2003 was $NZ4,116 million.

Dr Deane announced an increase in the dividend pay-out ratio, following a comprehensive review by Telecom’s Board.

“As we have signalled to the market for some time, one of our key priorities has been the achievement of certain financial ratios in order to maintain a strong single ‘A’ credit rating. The “A” rating provides Telecom with an appropriate level of financial flexibility and ensures that we can handle adequately the various risks faced by the business.

“During the second quarter of the 2003-04 financial year Telecom achieved its targeted financial ratios.

“Telecom’s existing dividend policy is to target a dividend pay-out ratio of around 50% of net earnings. In accordance with this policy, a dividend of 5.0 cents per share has been declared for Q2 2003-04.

“The new dividend policy will commence from first quarter of 2004-05. The policy will be to pay dividends representing approximately 70% of net profit after tax, after adding back amortisation and abnormal non-cash items.

“For the third and fourth quarters of 2003-04, Telecom intends to pay a dividend of NZ7.5 cents per share.

2

“Subject to the risks associated with Telecom’s financial performance, macro-economic conditions and maintenance of the “A” credit rating, our current intention is to maintain the dividend at this level for the first three quarters of 2004-05, with the fourth quarter dividend payment to reflect the targeted pay-out ratio of 70%.

“The Board believes raising the dividend pay-out ratio sends a clear signal to shareholders of our confidence in the business and our commitment to increasing returns to shareholders.

“The Board also recognises that net debt is likely to decline over time and this may offer potential scope for further increases in shareholder distributions. Any decisions on these matters will depend on the circumstances prevailing at the time.”

Telecom chief executive Theresa Gattung said the revenue uplift and focus on operating costs had led to operating income growth - excluding the Sky gain - of 5.6% for the quarter while lower interest payments had improved the bottom line performance.

“In the NZ business, we are targeting investment in wireless, customer service, broadband services and data solutions, while managing the revenue and expenditure mix to drive EBITDA growth.

“We continue to see price pressures in traditional parts of our business. This is a reflection of substitution as well as increasing competitive pressures. The new regulatory regime has also impacted the business, with the number of access lines we wholesale doubling in the past year.

“We have increased staff in our Advanced Solutions business and also around Internet and broadband to support our new packages launched in November – and we will be rolling out more of these packages in the future to meet increasing demand.

“We’re seeing a continuing trend in the business as our focus shifts from traditional areas such as voice calling towards data and IT – that’s why we’re supporting that trend with more resources.

“In Australia we continue to operate on a cash flow* positive basis – around $NZ100 million on an annualised basis.

*	EBITDA (earnings before interest, tax, depreciation and amortisation) less Capex

3

“Revenue in Australia is stable – we have been investing in sales capability and advertising to support our strategy of targeted growth in the business and consumer markets. Cash flow and EBITDA year on year and quarter on quarter remained on track.”

New Zealand

Earnings from operations for the half year were $NZ785 million, an increase of 3.8% on the corresponding half year.

Operating revenue was $NZ1,931 million, up 3% on the corresponding half year while operating expenses including depreciation and amortisation totalled $NZ1,146 million, an increase of 2.4% over the same period.

EBITDA for the half year was $NZ1,083 million, an increase of 2.8% on the same period to 31 December 2002.

Revenue growth in the New Zealand business was achieved by growth in most revenue categories. Data, internet and Telecom Advanced Solutions growth has continued to offset a decline in calling revenues.

Local Service comprises fixed line and value-added services to residential, business and corporate markets.

Revenue for the half year increased 2.3% to $NZ538 million while the number of residential access lines as at 31 December 2003 grew nearly 1% to 1,415,000.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide).

Total national calling revenue fell 5.5% to $NZ328 million, reflecting lower call minutes and lower average prices. The decline in call minutes is partly due to a move away from traditional calling to increased e-mail and internet activity as well as greater competition.

Total international calling declined 22.2% to $NZ140 million during the half year. The main impact on international calling revenues were re-negotiated agreements for call transfers with other carriers which had the effect of lowering the average price, but also resulted in lower cost of sales.

4

Outward calling revenue decreased 10.1% due to lower average prices reflecting increased competition and product substitution; this was partially offset by higher call minutes. Inwards calling revenue decreased $NZ21 million to $NZ39 million as a result of lower average prices and fewer calling minutes.

Interconnection, which includes terminating calls on both fixed line and mobile networks, had a 27.8% rise in revenue to $NZ69 million, driven by mobile interconnection revenue and growth in text messaging activity.

Mobile provides voice and data on 027 (CDMA) and 025 (TDMA) networks.

Total mobile revenues (including interconnection) grew by 8.1% to $NZ333 million with mobile data revenues increasing 75% to $NZ21 million. Cellular revenue was stable while call minutes increased slightly. Growth in overall revenues was driven by growth in text messaging and other data services.

Post paid Average Revenue Per User (“ARPU”) for the half year to 31 December 2003 was flat on $NZ74.90 (per month). Total ARPU including interconnection increased to $NZ49.90 (per month) from $NZ48.10.

Cost of sales increased by $NZ21 million for the half year to $NZ78 million, reflecting Mobile’s strong marketing push as Telecom continued to upgrade and acquire new customers.

As at 31 December 2003, there were 508,000 CDMA customers compared with 241,000 for the half year to 31 December 2002.

In total, Telecom had 1,302,000 cellular connections at 31 December, up 5.9% from a year earlier.

Data, Internet and Solutions revenue increased 15.3% to $NZ339 million.

Jetstream revenue grew by $NZ17 million to $NZ42 million, as the uptake in Telecom’s ADSL broadband service continued.

As at 31 December 2003, Telecom had around 90,000 Jetstream connections compared with 54,000 a year earlier. Residential DSL connections for the half year were 56,000, an increase of 12% in the past three months. Corporate and small to medium enterprise connections totalled 34,000 for the half year – up 10% in the past three months.

5

Lanlink revenue increased by 8.1% to $NZ40 million for the half year due to growth in managed traffic and an increase in circuits and installations.

Private office and high speed data revenue grew 100% for the half year, reflecting increased use of the service by businesses.

Internet revenue rose 11.7% to $NZ67 million, resulting from increased customer numbers and the take up of higher value products.

Telecom Advanced Solutions revenue, which includes management of customers’ information, communications and technology needs, recorded a 100% increase to $NZ22 million for the half year.

Directories revenues grew by 8.6% to $NZ101 million, driven by strong sales activity.

Australia

The following breakdown of our Australian result is expressed in Australian dollars, including comparisons with prior corresponding periods.

Australian revenue was $A661 million for the half year compared with $A663 million for the 2002 half year.

EBITDA for the half year was $A69 million compared with $A68 million over the corresponding half year, an increase of 1.5%.

Australian Consumer comprises AAPT’s residential and small business fixed line operations, Internet, and AAPT Mobile.

Australian Consumer revenues were $A311 million, an increase of 1.6% for the half year and $A158 million for the quarter, a rise of 3.9%.

EBITDA for the half year was $A13 million and $A11 million for the second quarter, a rise of 22.2% compared with the second quarter of 2003.

Bundled offerings were up 20% on the first quarter and fixed line ARPU increased to $A82 per month for the half year compared with $A79 for the corresponding half year. Fixed line customer numbers were stable at 451,000.

6

Australian Business comprises AAPT’s operations in business, corporate, government and wholesale market, the Connect Internet business and TCNZA.

EBITDA increased 16.7% to $A56 million for the half year and 15.4% to $A30 million for the quarter.

EBITDA growth was supported by back office rationalisation and leveraging shared infrastructure.

Revenue for the half year was $A351 million while expenses were $A295 million, a decrease of 4.5%.

Capital expenditure for the half year was $NZ219 million, an increase of 6.8% over the corresponding period in 2002, with approximately half invested in the New Zealand Wired business.

TDMA Network: Since August 2001, Telecom has been in the process of actively migrating customers from its TDMA mobile network, to the new advanced CDMA network. In the fourth quarter of 2003, Telecom advised that as a result of this migration, an impairment charge may be required in the year ended 30 June 2004 to reflect the revised value of the TDMA infrastructure. Based on current estimates of the rate of CDMA customer migration, Telecom expects that a charge of between NZ$90 million and NZ$110 million (NZ$60 million and NZ$74 million net of tax) may be required in the current financial year.

Sky Television: On 24 October, 2003 Telecom accepted Independent Newspapers Limited’s (INL) takeover offer of NZ$221 million for its 12% stake in Sky Television, made up of approximately NZ$157 million in cash and the remainder in shares in INL. Telecom has recorded a gain on the sale of its investment in Sky of approximately NZ$28 million which is shown in the second quarter accounts. Telecom continues to retain more than 10% of INL shares.

Dividend: Telecom will pay a fully imputed quarterly dividend of NZ5.0 cents per share on 12 March 2004 in New Zealand and Australia, and 19 March 2004 in the United States.

Telecom will retain its dividend reinvestment plan but the 3% discount will cease from and including the third quarter of 2004 onwards.

The books closing dates are 27 February 2004 in New Zealand and Australia, and 26 February for the United States.

7

Detailed information: The Management Commentary, condensed accounts and presentation given to analysts by Chief Executive Theresa Gattung can be found at the investor section of www.telecom.co.nz.

For further information, please contact:

John Goulter

Public Affairs and Government Relations Manager

04 498 9369 or 027 232 4303

Or

Phil Love

Senior Corporate Affairs Executive

027 244 8496

8

APPENDIX I (Rule 10.4)

PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT

Telecom Corporation of New Zealand Limited

For the Half year Ended 31 December 2003

(referred to in this report as the “current half year”)

Preliminary half year report on consolidated results (including the results for the previous corresponding half year in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on unaudited accounts. The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

		CONSOLIDATED OPERATING STATEMENT
		Current half year $NZ’000%		Previous corresponding half year $NZ’000
1.	OPERATING REVENUE
(a)	Sales revenue	2,645,000	1.5%	2,605,000
(b)	Other revenue	—		—
(c)	Total operating revenue	2,645,000		2,605,000
(d)	Equity earnings [detail in item 19 below]	—		—
2(a)	OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX	527,000		478,000
(b)	Unusual items for separate disclosure	28,000		—
(c)	OPERATING SURPLUS BEFORE TAX	555,000	16.1%	478,000
(d)	Less tax on operating profit	(189,000)		(175,000)
(e)	Operating surplus after tax but before minority interests	366,000		303,000
(f)	Less minority interests	(1,000)		(2,000)
(i)	OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	365,000	21.3%	301,000
3(a)	Extraordinary Items after tax [detail in 6(a)below]	—		—
(b)	Less Minority Interests	—		—
(c)	Extraordinary items after tax attributable to Members of the Listed Issuer	—		—
4(a)	TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(h) + 3(a) ABOVE]	366,000		303,000
(b)	Operating Surplus and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above]	(1,000)		(2,000)
(c)	OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(i) + 3(c) ABOVE]	365,000	21.3%	301,000

Note: Certain comparatives have been restated to conform to the current period classifications

Page one

5.	DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE HALF YEAR

		CONSOLIDATED
#	Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported surplus	Current half year $NZ’000	Previous corresponding half year $NZ’000
(a)	Interest revenue included in Item 2(c) above	7,000	5,000
(b)	# Interest revenue included in 5(a) above but not yet received	—	—
(c)	Interest expense included in Item 2(c) above (include all forms of interest, lease finance charges, etc.)	(185,000)	(208,000)
(d)	# Interest costs excluded from 5(c) above and capitalised in asset values	(4,000)	(2,000)
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	N/A	N/A
(f)	Depreciation including all forms of amortisation and writing down of property/investment	(411,000)	(407,000)
(g)	Write-off of intangibles	—	—
(h)	Unrealised changes in value of investments	—	—

Note: Certain comparatives have been restated to conform to current period classifications

6.(a)	UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

	GROUP – CURRENT HALF YEAR
DETAILS AND COMMENTS	Before tax $NZ’000	Related income tax $NZ’000	After tax $NZ’000
Unusual Items - Item 2(b) above Gain on sale of Sky shares	28,000	—	28,000
Total Unusual items	28,000	—	28,000
Extraordinary Items - Item 3(a) above	—	—	—
Total extraordinary items	—	—	—

6.(b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i.	Material factors affecting the revenues and expenses of the group for the current half year - Refer Management Commentary.

ii	Significant trends or events since end of current half year - Refer Management Commentary.

iii.	Changes in accounting policies since last Annual Report to be disclosed – Nil

Page two

7.	EARNINGS PER SECURITY

		CONSOLIDATED
	Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share	Current half year Cents	Previous corresponding half year Cents

(a)	Basic EPS	(a) 19	16
(b)	Diluted EPS (if materially different from (a))	(b) N/A	N/A

8.(a)	MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

(i)	Name of subsidiary or group of subsidiaries.
(ii)	Contribution to consolidated surplus/(loss) and extraordinary items after tax and minority interests.	$ -
(iii)	Date from which such contribution has been calculated.	-
(iv)	Operating surplus(deficit) and extraordinary items after tax of the subsidiary for the previous corresponding period	$ -

(b)	MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

(i)	Name of subsidiary or group of subsidiaries.
(ii)	Contribution to consolidated operating surplus(deficit) and extraordinary items after tax from operation of subsidiary.	$ -
(iii)	Date to which such contribution has been calculated.	-
(iv)	Contribution to consolidated operating surplus(deficit) and extraordinary items after tax for the previous corresponding period	$ -
(v)	Contribution to consolidated operating surplus(deficit) and extraordinary items from sale of subsidiary.	$ -

9.	REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS (Refer Annexure One)

Information on the industry and geographical segments of the Listed Issuer is to be reported for the half year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the half year report:

SEGMENTS

•	Operating revenue:

Sales to customers outside the group

Intersegment sales

Unallocated revenue

•	Total revenue [consolidated total equal to Item 1(c) above]

•	Segment result

•	Total assets [Equal to Item 10(n) below]

Page three

STATEMENT OF ASSETS, LIABILITIES AND EQUITY

			CONSOLIDATED
		At end of current half year $NZ’000	As shown in last Annual Report $NZ’000	At end of previous corresponding half year $NZ’000
10.	CURRENT ASSETS
	(a) Cash	196,000	120,000	114,000
	(b) Receivables	554,000	594,000	739,000
	(c) Investments	344,000	64,000	55,000
	(d) Inventories	62,000	42,000	43,000
	(e) Other	353,000	335,000	298,000
	(f) TOTAL CURRENT ASSETS	1,509,000	1,155,000	1,249,000
	NON-CURRENT ASSETS
	(g) Receivables	—	—	—
	(h) Investments	802,000	947,000	975,000
	(i) Inventories	—	—	—
	(j) Property, plant and equipment	4,470,000	4,635,000	4,612,000
	(k) Intangibles	984,000	1,018,000	988,000
	(l) Other	—	—	—
	(m) TOTAL NON-CURRENT ASSETS	6,256,000	6,600,000	6,575,000
	(n) TOTAL ASSETS	7,765,000	7,755,000	7,824,000

11.	CURRENT LIABILITIES
	(a) Bank Overdraft	—	—	—
	(b) Accounts payable	706,000	730,000	717,000
	(c) Borrowings	449,000	546,000	859,000
	(d) Provisions	—	—	—
	(e) Other	289,000	253,000	385,000
	(f) TOTAL CURRENT LIABILITIES	1,444,000	1,529,000	1,961,000

	NON-CURRENT LIABILITIES
	(g) Accounts payable	—	—	—
	(h) Borrowings	4,207,000	4,332,000	4,328,000
	(i) Provisions	—	—	—
	(j) Other	127,000	127,000	89,000
	(k) TOTAL NON-CURRENT LIABILITIES	4,334,000	4,459,000	4,417,000
	(l) TOTAL LIABILITIES	5,778,000	5,988,000	6,378,000
	(m) NET ASSETS	1,987,000	1,767,000	1,446,000

12.	EQUITY
	(a) Contributed capital	1,797,000	1,708,000	1,629,000
	(b) Reserves (i) Deferred compensation	1,000	1,000	—
	(ii) Foreign currency translation	(284,000)	(243,000)	(266,000)
	(c) Retained surplus	472,000	299,000	80,000
	(d) EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	1,986,000	1,765,000	1,443,000
	(e) Outside equity interests in subsidiaries	1,000	2,000	3,000
	(f) TOTAL EQUITY	1,987,000	1,767,000	1,446,000

Note: Certain comparatives have been restated to conform to current period classifications

Page four

STATEMENT OF CASH FLOWS FOR THE HALF YEAR

		Current half year $NZ’000	Previous corresponding half year $NZ’000
13.	CASH FLOWS RELATING TO OPERATING ACTIVITIES
	(a) Receipts from customers	2,657,000	2,658,000
	(b) Interest received	7,000	4,000
	(c) Dividends received	2,000	2,000
	(e) Payments to suppliers and employees	(1,515,000)	(1,559,000)
	(f) Interest paid	(199,000)	(222,000)
	(g) Income tax (paid)/refunded	(124,000)	(102,000)
	(h) Other – Payments from provisions	—	(5,000)

	(i) NET OPERATING CASH FLOWS	828,000	776,000

14.	CASH FLOWS RELATED TO INVESTING ACTIVITIES
	(a) Cash proceeds from sale of property, plant and equipment	3,000	12,000
	(b) Purchase of long-term investments	(3,000)	(172,000)
	(c) Sale of long term investments	157,000	50,000
	(d) (Purchase)/sale of short term investments, net	(277,000)	170,000
	(e) Cash paid for purchases of property, plant and equipment	(269,000)	(284,000)
	(f) Interest paid – capitalised	(4,000)	(2,000)

	(i) NET INVESTING CASH FLOWS	(393,000)	(226,000)

15.	CASH FLOWS RELATED TO FINANCING ACTIVITIES
	(a) Cash proceeds from issues of shares, options, etc.	3,000	—
	(b) Proceeds from long term borrowings	—	1,000
	(c) Repayment of long term borrowings	(210,000)	(240,000)
	(d) Dividends paid - Minority Interests	—	—
	- Other	(137,000)	(150,000)
	(e) Other – Repayments from Short Term Debt, net	(15,000)	(129,000)

	(g) NET FINANCING CASH FLOWS	(359,000)	518,000

16.	NET INCREASE (DECREASE) IN CASH HELD	76,000	32,000
	(a) Cash at beginning of half year	120,000	82,000
	(b) Exchange rate adjustments to Item 16(a) above	—	—

	(c) CASH AT END OF HALF YEAR	196,000	114,000

Certain comparatives have been restated to conform to the current period classifications.

17. NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.        NIL

Page five

18.	RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes cash on hand and in banks, net of bank overdrafts

Cash at the end of the half year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:

	Current half year $NZ’000	Previous corresponding half year $NZ’000
Cash on hand and at bank	196,000	114,000
Deposits at call	—	—
Bank Overdraft (included in 11 (d) Other Current Liabilities)	—	—
Other (provide details)	—	—
TOTAL = CASH AT END OF HALF YEAR [Item 16(c) above]	196,000	114,000

19.	EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group’s share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP: 8 Accounting for Business Combinations).

EQUITY EARNINGS
		Current half year $NZ’000	Previous corresponding half year $NZ’000
(i)	GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES
	(a) OPERATING (DEFICIT) BEFORE TAX	—	—
	(b) Less tax	—	—
	(c) OPERATING (DEFICIT) AFTER TAX	—	—
	(d) (i) Extraordinary items (gross)	—	—
	(ii) Less tax	—	—
	(iii) Extraordinary items (net)	—	—
	(e) OPERATING (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	—	—
	(f) Less dividends paid to group	—	—
	(g) NET (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 1(d) ABOVE)	—	—

*	Delete as required

Page six

(ii)	MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a)	The Group has a material (from group’s viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of half year		Contribution to operating *surplus(deficit) and extraordinary items after tax
Equity accounted associated companies	Current half year	Previous corresponding half year	Current half year $NZ’000	Previous corresponding half year $NZ’000
			Equity Accounted
Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
AOL7 Pty Limited	33%	33%	—	—
Aurora Energy AAPT Pty Limited	33%	33%	—	—

Other material interests			Not Equity Accounted

(b)	INVESTMENTS IN ASSOCIATED COMPANIES

	Current half year $NZ’000	Previous corresponding half year $NZ’000
Carrying value of investments in associated companies (CV)	—	—
Share of associated companies’ retained profits and reserves not included in CV:
Retained surplus/(deficit)	—	—
Reserves	—	—

Equity carrying value of investments	—	—

*	Delete as required

Page seven

20.	ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF YEAR

Category of Securities	Number Issued	Number Quoted	Paid-Up Value (If not fully paid) Cents
PREFERENCE SHARES:
# (Description) Special Right Convertible
Preference Share (“Kiwi Share”)	1

Issued during current half year

ORDINARY SHARES:
At beginning of current half year	1,905,326,320	1,905,326,320
Issued during current half year	18,074,907	18,074,907
At end of current half year	1,923,401,227	1,923,401,227
CONVERTIBLE NOTES	$300 m
(convertible at $8.275 per share)
Issued during current half year

			Exercise Price			Expiry Date Range
OPTIONS:			Weighted Average		Range
At the beginning of half year		30,776,802		$5.373	$0.000-$9.170	Nov 2003 – Jun 2009
Issued during current half year		4,519,137		$3.903	$0.000-$5.010	Dec 2003 – Sep 2009
Exercised during half year		(769,418)		$3.898	$0.000-$4.940	Dec 2003 – Dec 2008
Lapsed during half year		(2,241,455)		$4.653	$0.000-$8.420	July 2003 – Sept 2009
Forfeited during half year		—		—	—	—
At end of current half year		32,285,067		$5.258	$0.000-$9.170	Jan 2004 – Sep 2009
DEBENTURES-Totals only: (Face value)		$419m	$
UNSECURED NOTES-Totals only: (Face value)		$609m	$
OTHER SECURITIES	$		$

#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21.	DIVIDEND: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22.	ANNUAL MEETING (a) To be held at:

(Location) (if full year report)

(b)	Date: Time

(c)	Approximate date of availability of Annual Report:

If this half year report was approved by resolution of the Board of Directors, please indicate date of meeting: 4 February 2004

(signed by) Authorised Officer of Listed Issuer	(date)

Page eight

NOTES

[Not to be faxed to Exchange]

[THESE NOTES ARE DEEMED TO FORM PART OF THIS FORM AND ARE FOR THE PURPOSES OF COMPLETING IT]

(I)	EXPLANATION OF ITEMS 1, 2 AND 3 ABOVE

1	“Operating revenue” and “sales revenue” (or its equivalent) and “other revenue” are set out in accordance with generally accepted accounting practice.

1(b)	“Other revenue” excludes extraordinary revenue items.

2(b)	Unusual items for separate disclosure are non recurring items of revenue or expense that are material where separate disclosure is appropriate to fully explain the performance of the company during this period.

2(c)	“Operating surplus (deficit) before tax” is before minority interests and extraordinary items, but is after interest on borrowings, depreciation and amortisation have been deducted.

2(d)	This item refers to the total tax attributable to the amount shown in Item 2(c). Tax includes income tax but excludes taxes treated as operating expenses (e.g., Fringe Benefits tax).

3(a)	“Extraordinary Items after tax” is as defined in FRS7

(II)	COMPARATIVE FIGURES: Listed Issuers should not reopen the previous corresponding half year accounts but, for comparative purposes, should notionally adjust the previous corresponding half year’s figures where necessary so as to give a valid comparison between the previous corresponding half year and this half year’s figures. Where notional adjustment is made, a note to that effect should be included in the report to the Exchange.

(III)	TAX EFFECT ACCOUNTING: Where tax effect accounting has been adopted in this half year the previous corresponding half year’s figures should be notionally adjusted on the same basis so as to give a valid comparison between the previous corresponding half year’s and this half year’s figures.

(IV)	ADDITIONAL INFORMATION: Any Listed Issuer wishing to disclose further information regarding any matter is encouraged to do so and should provide it in the form of a note to be attached to this report. In addition, the necessity to provide the above information pursuant to the NZSE Listing Rules shall in no way inhibit Listed Issuers from issuing reports more frequently.

(V)	ROUNDING OF FIGURES: The format of this report anticipates that Listed Issuers in normal circumstances will set out the information required to the nearest $1,000. However, provided the $NZ’000 headings are amended, Listed Issuers may report exact figures when this is considered appropriate.

(VI)	INCOME TAX: Where the amount provided for income tax in this half year report differs, or but for compensatory items would differ, by more than 15 per cent from the amount of income tax prima facie payable on the profit before tax, the Listed Issuer shall set forth an explanation in a note to this half year report. The note shall state, inter alia, the major items responsible for the difference and the amounts of such items.

(VII)	ITEM 8: ACQUISITION AND DISPOSALS OF SUBSIDIARIES: are required to be disclosed where they have a material effect on consolidated accounts. Without limiting the meaning of “material” in any way, details must be shown where the contribution for each subsidiary or group of subsidiaries acquired or disposed of during the current half year increased or decreased the Listed Issuer’s group operating surplus (deficit) and extraordinary items after tax by more than 10 per cent compared with the previous corresponding half year.

(VIII)	STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY

(a)	THE FORMAT for this statement (as shown on page four) should be followed as closely as possible. However, additional items may be added where it is believed that greater clarity of exposition will be achieved, and banking institutions may substitute a clear liquidity ranking for the Current/Non-Current classification if they wish.

(b)	COMPARATIVE FIGURES Where seasonal influences are pronounced, Listed Issuers may, if they wish, include figures from the previous half year (as well as those from the Annual Report) in the Statement of Assets, Liabilities and Shareholders’ Equity.

(c)	BASIS OF REVALUATIONS Where there have been material revaluations of non-current assets (including investments) since the last Annual Report, there shall be attached to this report a summary description of the basis of revaluation adopted. This description shall follow the requirements of SSAP:28: Accounting for Fixed Assets and SSAP:17: Accounting for Investment Properties and Properties Intended for Sale. Where the Listed Issuer has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required in this report.

(IX)	STATEMENT OF CASH FLOWS: For definitions of “cash” and other terms used in this statement, refer to FRS-10: Statement of Cash Flows. Although Listed Issuers are requested to follow the format shown on the form as closely as possible, variations are permitted where directors believe that this form of presentation is inappropriate for the Listed Issuer and the format adopted is acceptable under the standard.

(X)	STATEMENT BY LISTED ISSUER: If it has been stated in the preamble on page one that this half year report does not give a true and fair view of the matters disclosed because of the required compliance with generally accepted accounting practice, the Listed Issuer shall attach a statement providing such information and explanations as will give a true and fair view of those matters.

Page nine

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the half year ended 31 December 2003

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	1,872	748	25	28	2,673
Internal revenue	—	—	—	—	—

Total revenue	1,872	748	25	28	2,673

Segment result	730	2	2	(1)	733

Segment assets	4,857	1,521	1,056	331	7,765

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	1,490	333	78	353	387	4	28	2,673
Internal revenue	13	2	104	—	12	—	(131)	—

Total revenue	1,503	335	182	353	399	4	(103)	2,673

Segment result	715	54	16	(7)	4	(77)	28	733

Segment assets	3,570	775	288	569	743	2,903	(1,083)	7,765

10

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the half year ended 31 December 2002

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	1,828	745	32	—	2,605
Internal revenue	—	—	—	—	—

Total revenue	1,828	745	32	—	2,605

Segment result	653	(4)	6	26	681

Segment assets	4,372	1,334	691	1,427	7,824

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	1,431	308	96	355	412	3	—	2,605
Internal revenue	115	82	96	12	6	—	(311)	—

Total revenue	1,546	390	192	367	418	3	(311)	2,605

Segment result	693	65	18	8	(8)	(95)	—	681

Segment assets	3,214	777	506	451	925	2,472	(521)	7,824

11

Appendix 7 of Listing Rules.	Pr/1023_b	TO FAX ++64-4-473-1470

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one (Please provide any other relevant details on additional pages)

Full name of Issuer         TELECOM CORPORATION OF NEW ZEALAND LIMITED

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors resolution	DIRECTORS’ RESOLUTION

Contact phone number (04)498 9293	Contact fax number (04)498 9430	Date 4 / 02 / 04

Nature of event Tick as appropriate		Bonus Issue	☐	If ticked, state whether: Taxable	☐	/ Non Taxable	☐	Conversion	☐	Interest	☐	Rights Issue Renouncable	☐

Rights Issue non-renouncable	☐	Capital change	☐	Call	☐	Dividend	☑	If ticked, state whether: Interim	☑	Full Year	☐	Special	☐

EXISTING securities affected by this event.	If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4

If unknown, contact NZSE

Details of securities issued pursuant to this event.	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	ISIN

If unknown, contact NZSE

Number of Securities to be issued following event	Minimum Entitlement	Ratio, e.g ☐ for ☐	for

Conversion, Maturity, Call Payable or Exercise Date	/ /	Tick if pari passu		Treatment of Fractions
	Enter N/A if not applicable		☐	OR	provide an explanation of the ranking
Strike price per security for any issue in lieu or date strike price available.

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

	In dollars and cents

Amount per security	5.0 CENTS	Source of Payment	RETAINED EARNINGS

Currency	NEW ZEALAND DOLLARS	Supplementary dividend details - Listing Rule 7.12.7	[	Amount per security in dollars and cents	$ 0.008824
Total monies	$96,170,061			Date Payable	12 / 03 / 04

Taxation		Amount per Security in Dollars and cents to six decimal places
In the case of a taxable bonus issue state strike price	$ N/A	Resident Withholding Tax	$ NIL	Credits $(Give Details) Imputation	$ 0.024627

Timing         (Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week	27 / 02 / 04 AUST & NZ 26 / 02 / 04 USA	Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	12 / 03 / 04 AUST & NZ 19 / 03 / 04 USA

Notice Date Entitlement letters, call notices, conversion notices mailed		Allotment Date For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date: Commence Quoting Rights:	Security Code:
Cease Quoting Rights 5pm: Commence Quoting New Securities:	Security Code:
Cease Quoting Old Security 5pm:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Mark John Verbiest

Mark John Verbiest Group General Counsel

Dated:	17 February 2004